FILED PURSUANT TO RULE 424(b)(3)

FILE NUMBER 333-171061

VISANT CORPORATION AND SUBSIDIARY REGISTRANTS

SUPPLEMENT NO. 4 TO PROSPECTUS DATED DECEMBER 20, 2010

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 16, 2011

ON NOVEMBER 14, 2011, VISANT CORPORATION FILED THE ATTACHED

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 1, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 1, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number	Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone Number	I.R.S. Employer Identification No.
333-120386	VISANT CORPORATION	90-0207604
(Incorporated in Delaware)
357 Main Street
Armonk, New York 10504
Telephone: (914) 595-8200

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.  Yes  ☐  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

As of November 7, 2011, there were 1,000 shares of common stock, par value $.01 per share, of Visant Corporation outstanding (all of which are indirectly owned by Visant Holding Corp.).

The registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months.

FILING FORMAT

This Quarterly Report on Form 10-Q is being filed by Visant Corporation (“Visant”). Unless the context indicates otherwise, any reference in this report to the “Company”, “we”, “our” or “us” refers to Visant together with its consolidated subsidiaries.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended		Nine months ended
	October 1,	October 2,	October 1,	October 2,
In thousands	2011	2010	2011	2010
Net sales	$227,635	$224,287	$971,521	$989,389
Cost of products sold	122,253	120,585	447,871	451,104

Gross profit	105,382	103,702	523,650	538,285
Selling and administrative expenses	89,458	98,374	335,343	347,313
(Gain) loss on disposal of fixed assets	(34)	(303)	(459)	203
Special charges	835	995	12,349	3,383

Operating income	15,123	4,636	176,417	187,386
Interest expense, net	39,549	18,372	121,774	45,675
Loss on repurchase and redemption of debt	—	9,693	—	9,693

(Loss) income before income taxes	(24,426)	(23,429)	54,643	132,018
(Benefit from) provision for income taxes	(12,157)	(1,861)	24,835	55,951

Net (loss) income	$(12,269)	$(21,568)	$29,808	$76,067

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	October 1,	January 1,
In thousands, except share amounts	2011	2011
ASSETS
Cash and cash equivalents	$37,339	$60,197
Accounts receivable, net	134,177	112,240
Inventories	95,361	102,446
Salespersons overdrafts, net of allowance of $12,471 and $11,467, respectively	28,049	30,619
Prepaid expenses and other current assets	12,398	18,295
Income tax receivable	714	—
Deferred income taxes	21,562	21,054

Total current assets	329,600	344,851

Property, plant and equipment	503,631	477,746
Less accumulated depreciation	(290,073)	(263,295)

Property, plant and equipment, net	213,558	214,451
Goodwill	1,008,316	1,008,499
Intangibles, net	468,375	503,809
Deferred financing costs, net	56,573	50,174
Deferred income taxes	2,572	2,690
Other assets	12,818	13,789
Prepaid pension costs	5,712	5,712

Total assets	$2,097,524	$2,143,975

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDER’S DEFICIT
Short-term borrowings	$52,000	$—
Accounts payable	52,781	51,728
Accrued employee compensation and related taxes	31,719	30,848
Commissions payable	9,045	21,965
Customer deposits	52,827	183,308
Income taxes payable	36,108	29,277
Current portion of long-term debt and capital leases	16,476	16,260
Interest payable	43,436	37,914
Other accrued liabilities	27,336	32,344

Total current liabilities	321,728	403,644

Long-term debt and capital leases - less current maturities	1,963,143	1,972,469
Deferred income taxes	193,059	181,680
Pension liabilities, net	52,455	53,673
Other noncurrent liabilities	48,137	42,521

Total liabilities	2,578,522	2,653,987

Mezzanine equity	466	145
Preferred stock $.01 par value; authorized 300,000 shares; none issued and outstanding at October 1, 2011 and January 1, 2011	—	—
Common stock $.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding at October 1, 2011 and January 1, 2011	—	—
Additional paid-in-capital	94	54
Accumulated deficit	(450,807)	(480,615)
Accumulated other comprehensive loss	(30,751)	(29,596)

Total stockholder’s deficit	(481,464)	(510,157)

Total liabilities, mezzanine equity and stockholder’s deficit	$2,097,524	$2,143,975

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended
In thousands	October 1, 2011	October 2, 2010
Net income	$29,808	$76,067
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,468	33,904
Amortization of intangible assets	41,654	43,008
Amortization of debt discount, premium and deferred financing costs	8,868	4,211
Other amortization	329	391
Deferred income taxes	13,892	(13,772)
Loss on repurchase and redemption of debt	—	8,607
(Gain) loss on disposal of fixed assets	(459)	203
Stock-based compensation	361	69
Loss on asset impairments	4,601	198
Other	3,796	—
Changes in assets and liabilities:
Accounts receivable	(19,680)	(10,421)
Inventories	7,484	14,061
Salespersons overdrafts	2,511	(1,999)
Prepaid expenses and other current assets	7,016	4,069
Accounts payable and accrued expenses	2,508	(10,622)
Customer deposits	(130,324)	(130,246)
Commissions payable	(12,877)	(13,952)
Income taxes payable/receivable	5,450	44,665
Interest payable	5,522	(5,359)
Other operating activities, net	(10,335)	1,468

Net cash (used in) provided by operating activities	(3,407)	44,550

Purchases of property, plant and equipment	(42,285)	(43,163)
Proceeds from sale of property and equipment	4,552	659
Acquisition of business, net of cash acquired	(4,681)	(9,906)
Additions to intangibles	(188)	(741)
Other investing activities, net	—	8

Net cash used in investing activities	(42,602)	(53,143)

Short-term borrowings	60,500	308,700
Short-term repayments	(8,500)	(216,200)
Repayment of long-term debt and capital lease obligations	(12,199)	(819,080)
Proceeds from issuance of long-term debt and capital leases	349	1,983,234
Distribution to stockholder	—	(1,303,731)
Debt financing costs and related expenses	(16,579)	(47,585)

Net cash provided by (used in) financing activities	23,571	(94,662)

Effect of exchange rate changes on cash and cash equivalents	(420)	(324)

Decrease in cash and cash equivalents	(22,858)	(103,579)
Cash and cash equivalents, beginning of period	60,197	113,093

Cash and cash equivalents, end of period	$37,339	$9,514

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Overview and Basis of Presentation

Overview

The Company is a marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance, cosmetic and personal care sampling, and educational and trade publishing segments. The Company sells products and services to end customers through several different sales channels including independent sales representatives and dedicated sales forces. Our sales and results of operations are impacted by a number of factors, including general economic conditions, seasonality, cost of raw materials, school population trends, the availability of school funding, product and service offerings, quality and price.

On October 4, 2004, an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and affiliates of DLJ Merchant Banking Partners III, L.P. (“DLJMBP III”) completed a series of transactions which created a marketing and publishing services enterprise (the “Transactions”) through the combination of Jostens, Inc. (“Jostens”), Von Hoffmann Corporation (“Von Hoffmann”) and AKI, Inc. and its subsidiaries (“Arcade”).

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P. (“DLJMBP II”), and DLJMBP III owned approximately 82.5% of Visant Holding Corp.’s (“Holdco”) outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, while affiliates of DLJMBP III held equity interests representing approximately 41.0% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, with the remainder held by other co-investors and certain members of management. As of October 1, 2011, affiliates of KKR and DLJMBP III (the “Sponsors”) held approximately 49.2% and 41.0%, respectively, of Holdco’s voting interest, while each continued to hold approximately 44.7% of Holdco’s economic interest. As of October 1, 2011, the other co-investors held approximately 8.4% of the voting interest and 9.1% of the economic interest of Holdco, and members of management held approximately 1.4% of the voting interest and approximately 1.5% of the economic interest of Holdco (exclusive of exercisable options). Visant is an indirect wholly owned subsidiary of Holdco.

Basis of Presentation

The unaudited condensed consolidated financial statements included herein are for Visant and its wholly-owned subsidiaries.

All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements of Visant and its subsidiaries are presented pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) in accordance with disclosure requirements for the quarterly report on Form 10-Q. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and footnotes included in Visant’s Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amounts previously reported for “Stock-based compensation” and “Other operating activities, net” within the operating section of the Condensed Consolidated Statement of Cash Flows for the nine-months ended October 2, 2010 have been adjusted in order to present separately the amount of stock-based compensation not settled in cash, in “Other operating activities, net”; however, total net cash provided by operating activities were unchanged.

2.	Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the respective customer, delivery and acceptance has occurred, collectability is probable and pricing is fixed or determinable. Revenue is recognized (1) when products are shipped (if shipped free on board “FOB” shipping point), (2) when products are delivered (if shipped FOB destination) or (3) as services are performed as determined by contractual agreement, but in all cases only when risk of loss has transferred to the customer and the Company has no further performance obligations.

Cost of Products Sold

Cost of products sold primarily includes the cost of paper and other materials, direct and indirect labor and related benefit costs, depreciation of production assets and shipping and handling costs.

Shipping and Handling

Net sales include amounts billed to customers for shipping and handling costs. Costs incurred for shipping and handling are recorded in cost of products sold.

Selling and Administrative Expenses

Selling and administrative expenses are expensed as incurred. These costs primarily include salaries and related benefits of sales and administrative personnel, sales commissions, amortization of intangibles and professional fees such as audit and consulting fees.

Advertising

The Company expenses advertising costs as incurred. Selling and administrative expenses included advertising expense of $2.6 million and $2.8 million for each of the quarters ended October 1, 2011 and October 2, 2010, respectively. Advertising expense totaled $6.2 million for the nine months ended October 1, 2011 and $6.1 million for the nine months ended October 2, 2010.

Warranty Costs

Provisions for warranty costs related to Jostens’ scholastic products, particularly class rings due to their lifetime warranty, are recorded based on historical information and current trends in manufacturing costs. The provision related to the lifetime warranty is based on the number of rings manufactured in the prior school year. The total net warranty costs on rings were $0.8 million for each of the three-month periods ended October 1, 2011 and October 2, 2010, respectively. For the nine months ended October 1, 2011 and October 2, 2010, the total net warranty costs were $3.5 million and $3.6 million, respectively. Warranty repair costs for rings manufactured in the current school year are expensed as incurred. Accrued warranty costs included in the Condensed Consolidated Balance Sheets were approximately $0.6 million as of each of October 1, 2011 and January 1, 2011.

Stock-based Compensation

The Company recognizes compensation expense related to all equity awards granted, including awards modified, repurchased or cancelled based on the fair values of the awards at the grant date. Visant recognized total stock-based compensation expense of approximately $0.6 million and $10.0 million for the three-month periods ended October 1, 2011 and October 2, 2010, respectively. Stock-based compensation expense totaled $6.5 million and $10.0 million for the nine-month periods ended October 1, 2011 and October 2, 2010, respectively. Stock-based compensation is included in selling and administrative expenses. Refer to Note 15, Stock-based Compensation, for further details.

Mezzanine Equity

Certain management stockholder agreements contain a purchase feature pursuant to which, in the event the holder’s employment terminates as a result of the death or permanent disability (as defined in the agreement) of the holder, the holder

(or his/her estate, in the case of death) has the option to require that the common shares or vested options be purchased from the holder (estate) and settled in cash. These equity instruments are considered temporary equity and have been classified as mezzanine equity on the balance sheet as of October 1, 2011 and January 1, 2011, respectively.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expanded the required disclosures about fair value measurements. This guidance requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurement disclosures for each class of assets and liabilities and (4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance became effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlement on a gross basis, which became effective for fiscal years beginning after December 15, 2010. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In December 2010, the FASB amended its authoritative guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance is effective for the first reporting period beginning after December 15, 2011. The Company is currently evaluating the impact and disclosure of this standard but does not expect this standard to have a significant impact, if any, on its financial statements.

In December 2010, the FASB amended its authoritative guidance related to business combinations entered into by an entity that is material on an individual or aggregate basis. These amendments clarify existing guidance that, if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also require expanded supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance became effective, on a prospective basis, for business combinations for which the acquisition date is on or after the first annual reporting period after December 15, 2010. The Company’s adoption of this guidance did not have a material impact on its financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”) which generally provides a uniform framework for fair value measurements and related disclosures between GAAP and the International Financial Reporting Standards (“IFRS”). Additional disclosure requirements in ASU 2011-04 include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference, (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 will be effective for interim and annual periods beginning on or after December 15, 2011. The Company is currently evaluating the impact and disclosure of this standard but does not expect this standard to have a significant impact, if any, on its financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”) which revises the manner in which entities present comprehensive income in their financial statements. This new guidance amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, referred to as the statement of comprehensive income, or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after

December 15, 2011. The Company is currently evaluating the impact and disclosure of this standard but does not expect this standard to have a significant impact, if any, on its financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”) which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If an entity determines, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than the carrying amount for such reporting unit, then the two-step goodwill impairment test would be required. Otherwise, further goodwill impairment testing would not be required. Companies are not required to perform the qualitative assessment for any reporting unit in any period and may proceed directly to Step 1 of the goodwill impairment test. A company that validates its conclusion by measuring fair value can resume performing the qualitative assessment in any subsequent period. ASU 2011-08 will be effective for annual and interim goodwill impairment tests performed with respect to fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the requirements and impact of this standard but does not expect this standard to have a significant impact, if any, on its financial statements.

3.	Restructuring Activity and Other Special Charges

During the three months ended October 1, 2011, the Company recorded $0.5 million of restructuring costs and $0.3 million of other special charges. Restructuring costs consisted of $0.1 million of severance and related benefit costs associated with reductions in force in each of the Memory Book and Scholastic segments. Also included in restructuring costs was $0.3 million of severance and related benefit costs associated with the elimination of certain corporate management positions. Other special charges consisted of $0.3 million of non-cash asset related impairment charges associated with the closure of the Milwaukee, Wisconsin facility in the Marketing and Publishing Services segment.

During the nine-month period ended October 1, 2011, the Company recorded $7.7 million of restructuring costs and $4.6 million of other special charges. Restructuring costs consisted of $4.5 million, $2.2 million and $0.7 million of severance and related benefit costs associated with reductions in force in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively, and $0.3 million of severance and related benefit costs associated with the elimination of certain corporate management positions. Other special charges consisted of $2.2 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Memory Book segment and $2.4 million of non-cash asset related impairment charges associated with the closure of the Milwaukee, Wisconsin facility in the Marketing and Publishing Services segment. The associated employee headcount reductions related to the above actions were 234, 137 and 29 in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively.

During the three months ended October 2, 2010, the Company recorded $0.9 million of restructuring costs and $0.1 million of other special charges. The Scholastic segments incurred $0.4 million of severance and related benefits for headcount reductions associated with the closure of the Unadilla, Georgia facility and $0.1 million of other facility closure costs. The Marketing and Publishing Services segments incurred $0.1 million of severance and related benefits for headcount reductions associated with reductions in force and $0.4 million of costs associated with the exit of certain leased office space. The associated employee headcount reductions related to the above actions were two and 84 in the Marketing and Publishing Services and Scholastic segments, respectively.

For the nine-month period ended October 2, 2010, the Company recorded $3.2 million of restructuring costs and $0.2 million of other special charges. Restructuring costs for the nine months ended October 2, 2010 included $1.6 million and $0.5 million related to cost reduction initiatives in our Scholastic and Memory Book segments, respectively, and $1.3 million of cost reduction initiatives and facility consolidation costs in the Marketing and Publishing Services segment. Included in these costs were approximately $0.2 million in the aggregate of non-cash asset impairment charges in the Scholastic and Marketing and Publishing Services segments. The associated employee headcount reductions were 142, 13 and 23 in the Scholastic, Memory Book and Marketing and Publishing Services segments, respectively

Restructuring accruals of $5.4 million and $1.7 million as of October 1, 2011 and January 1, 2011, respectively, are included in other accrued liabilities in the Condensed Consolidated Balance Sheets. The accruals include amounts provided for severance and related benefits related to headcount reductions in the Scholastic, Memory Book and Marketing and Publishing Services segments.

On a cumulative basis since January 4, 2009 and through October 1, 2011, the Company incurred $31.6 million of employee severance and related benefit costs associated with the 2011, 2010 and 2009 cost savings initiatives, which affected 1,117 employees. The Company has paid $26.2 million in cash related to these cost savings initiatives.

Changes in the restructuring accruals during the first nine months of 2011 were as follows:

In thousands	2011 Initiatives	2010 Initiatives	2009 Initiatives	Total
Balance at January 1, 2011	$—	$1,209	$490	$1,699
Restructuring charges	7,713	37	(2)	7,748
Severance and related benefits paid	(2,838)	(943)	(229)	(4,010)

Balance at October 1 , 2011	$4,875	$303	$259	$5,437

The Company expects the majority of the remaining severance and related benefits associated with the 2011, 2010 and 2009 initiatives to be paid by the end of 2012.

4.	Acquisitions

2011 Acquisition

On April 4, 2011, the Company consummated the acquisition of Color Optics, Inc. (“Color Optics”) through a stock purchase for a total purchase price of $4.8 million paid in cash at closing and a subsequent working capital adjustment. Color Optics is a specialized packaging provider, serving the cosmetic and consumer products industries with highly decorated packaging solutions complementary to the Company’s sampling business. The results of the acquired Color Optics operations are reported as part of the Marketing and Publishing Services segment from the date of acquisition. There were no goodwill or intangible assets recognized in connection with this acquisition.

The aggregate cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based upon their relative fair values as of the date of the acquisition.

The final allocation of the purchase price for the Color Optics acquisition was as follows:

In thousands	October 1, 2011
Current assets	$3,451
Property, plant and equipment	614
Intangible assets	—
Goodwill	—
Long-term assets	2,412
Current liabilities	(1,647)
Long-term liabilities	(54)

$4,776

2010 Acquisitions

On February 1, 2010, the Company purchased all of the outstanding common stock of Rock Creek Athletics, Inc. (“Rock Creek”) for a total purchase price of $5.4 million, including $4.7 million paid in cash at closing and a subsequent working capital adjustment and $0.7 million related to a contingent consideration arrangement subject to Rock Creek achieving a certain revenue target through December 2010. As of January 1, 2011, the Company determined that no payment related to the earn-out provision would be made, and as a result, an adjustment was made to earnings at that time. Rock

Creek is a producer of varsity jackets and is complementary to the Company’s awards and team jackets business. The results of the acquired Rock Creek operations are reported as part of the Scholastic segment from the date of acquisition. None of the goodwill or intangible assets will be amortized for tax purposes.

On April 21, 2010, the Company announced it had acquired, through a wholly owned subsidiary of Jostens, Intergold Ltd. (“Intergold”) (a custom jewelry manufacturer) in connection with a cash offer to acquire all of the issued and outstanding common shares of Intergold. The total purchase price of $5.9 million included $4.4 million paid in cash at closing and $1.5 million of assumed debt. Through a series of internal corporate transactions, Intergold was subsequently amalgamated with Jostens Canada, Ltd. (“Jostens Canada”), with Jostens Canada continuing as the surviving entity. The results of the acquired Intergold operations are reported as part of the Scholastic segment from the date of acquisition. None of the goodwill or intangible assets will be amortized for tax purposes.

On July 13, 2010, the Company acquired certain assets of Daden Group, Inc. (a producer of varsity jackets under the DeLong brand) (the “Daden Assets”). The total purchase price of $0.8 million was paid in cash at closing, inclusive of $0.2 million from an earn-out provision, subject to a working capital adjustment and further contingent consideration. The results of the acquired operations are reported as part of the Scholastic segment from the date of acquisition. The estimated fair value of the identifiable intangible assets, which relate solely to customer relationships, is $0.3 million and will be amortized over a two-year period. There was no goodwill recognized as a result of this acquisition.

The aggregate cost of the acquisitions was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their relative fair values as of the date of the acquisition.

The final allocation of the purchase price for the Rock Creek, Intergold and Daden Assets acquisitions was as follows:

In thousands	October 1, 2011
Current assets	$3,242
Property, plant and equipment	1,104
Intangible assets	5,920
Goodwill	4,088
Long-term assets	2,486
Current liabilities	(2,772)
Long-term liabilities	(1,884)

$12,184

In connection with the purchase accounting related to the acquisitions of Rock Creek, Intergold and the Daden Assets, the intangible assets and goodwill approximated $10.0 million and consisted of:

In thousands	October 1, 2011
Customer relationships	$5,437
Trademarks (definite lived)	483
Goodwill	4,088

$10,008

Customer relationships for the Rock Creek, Intergold, and Daden Assets acquisitions are being amortized on a straight-line basis over a three-, ten- and two-year period, respectively. Trademarks related to the Intergold acquisition are being amortized on a straight-line basis over a 20-year period.

The 2011 and 2010 acquisitions, both individually and in the aggregate, were not considered material to the Company’s results of operations, financial position or cash flows.

5.	Comprehensive (Loss) Income

The following amounts were included in determining comprehensive (loss) income for the Company as of the dates indicated:

	Three months ended		Nine months ended
In thousands	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Net (loss) income	$(12,269)	$(21,568)	$29,808	$76,067
Change in cumulative translation adjustment	(1,128)	744	(589)	(145)
Pension and other postretirement benefit plans, net of tax	(189)	(147)	(566)	(439)

Comprehensive (loss) income	$(13,586)	$(20,971)	$28,653	$75,483

6.	Accounts Receivable

Net accounts receivable were comprised of the following:

In thousands	October 1, 2011	January 1, 2011
Trade receivables	$146,138	$124,427
Allowance for doubtful accounts	(5,188)	(5,071)
Allowance for sales returns	(6,773)	(7,116)

Accounts receivable, net	$134,177	$112,240

7.	Inventories

Inventories were comprised of the following:

In thousands	October 1, 2011	January 1, 2011
Raw materials and supplies	$41,539	$45,010
Work-in-process	25,809	31,151
Finished goods	28,013	26,285

Inventories	$95,361	$102,446

Precious Metals Consignment Arrangement

Jostens has a precious metals consignment agreement with a major financial institution whereby it currently has the ability to obtain up to the lesser of a certain specified quantity of precious metals and $45.0 million in dollar value in consigned inventory. As required by the terms of the agreement, Jostens does not take title to consigned inventory until payment. Accordingly, Jostens does not include the value of consigned inventory or the corresponding liability in its consolidated financial statements. The value of consigned inventory at October 1, 2011 and January 1, 2011 was $30.6 million and $31.5 million, respectively. The agreement does not have a stated term, and it can be terminated by either party upon 60 days written notice. Additionally, Jostens incurred expenses for consignment fees related to this facility of $0.3 million for each of the three-month periods ended October 1, 2011 and October 2, 2010. The consignment fees expensed for the nine months ended October 1, 2011 and October 2, 2010 were $0.8 and $0.7 million, respectively. The obligations under the consignment agreement are guaranteed by Visant.

8.	Fair Value Measurements

The Company measures fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company’s own credit risk.

The disclosure requirements around fair value establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis except as noted in Note 11, Derivative Financial Instruments and Hedging Activities.

In addition to financial assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record non-financial assets and liabilities at fair value on a nonrecurring basis. During the nine months ended October 1, 2011, certain assets were recorded at fair value on a nonrecurring basis as a result of impairment charges. Long-lived assets were measured at fair value on a nonrecurring basis using Level 2 and Level 3 inputs as defined in the fair value hierarchy. For the nine-month period ended October 1, 2011, long-lived assets with a carrying value of $8.7 million exceeded expected cash flows and were written down to their fair value of $4.1 million, resulting in an impairment charge of $4.6 million. The fair value for the long-lived assets held and used was based on quoted purchase agreements with third parties in the case of Level 2 inputs and management’s estimated values in the case of Level 3 inputs. The following table provides information by level for non-financial assets and liabilities that were measured at fair value during 2011 on a nonrecurring basis.

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Input Level 2	Significant Unobservable Inputs Level 3
In thousands	October 1, 2011				Total Loss
Long-lived assets held and used	$4,125	—	2,950	1,175	$4,601

In addition to the methods and assumptions the Company uses to record the fair value of financial and non-financial instruments as discussed above, the Company used the following methods and assumptions to estimate the fair value of its financial instruments, which are not recorded at fair value on the balance sheet as of October 1, 2011. As of October 1, 2011, the fair value of the Visant 10.00% senior notes due 2017 (the “Senior Notes”) was estimated based on quoted market prices for identical instruments in inactive markets. The fair value of the Senior Notes, with a principal amount of $750.0 million, approximated $710.8 million. As of October 1, 2011, the fair value of the term loan B facility under Visant’s senior secured credit facilities maturing in 2016 was estimated based on quoted market prices for similar instruments in inactive markets. The fair value of the term loan B facility, with a principal amount of $1,237.5 million, approximated $1,138.5 million at such date.

As of January 1, 2011, the fair value of the Senior Notes was estimated based on quoted market prices for identical instruments in inactive markets. The fair value of the Senior Notes, with a principal amount of $750.0 million, approximated $796.9 million. As of January 1, 2011, the fair value of the term loan B facility under Visant’s senior secured credit facilities was estimated based on quoted market prices for similar instruments in inactive markets. The fair value of the term loan B facility, with a principal amount of $1,246.9 million, approximated $1,262.6 million at such date.

9.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill is as follows:

In thousands	Scholastic	Memory Book	Marketing and Publishing Services	Total
Balance at January 1, 2011	$309,927	$391,614	$306,958	$1,008,499
Goodwill additions during the period	—	—	—	—
Reduction in goodwill	—	—	—	—
Currency translation	(122)	(61)	—	(183)

Balance at October 1, 2011	$309,805	$391,553	$306,958	$1,008,316

Information regarding other intangible assets is as follows:

		October 1, 2011			January 1, 2011
In thousands	Estimated useful life	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
School relationships	10 years	$330,000	$(269,943)	$60,057	$330,000	$(245,287)	$84,713
Internally developed software	2 to 5 years	9,800	(9,800)	—	9,800	(9,800)	—
Patented/unpatented technology	3 years	20,525	(19,217)	1,308	20,380	(18,573)	1,807
Customer relationships	4 to 40 years	161,101	(48,729)	112,372	161,135	(39,123)	122,012
Trademarks (definite lived)	20 years	458	(26)	432	489	(16)	473
Restrictive covenants	3 to 10 years	61,241	(35,515)	25,726	55,125	(28,801)	26,324

		583,125	(383,230)	199,895	576,929	(341,600)	235,329
Trademarks	Indefinite	268,480	—	268,480	268,480	—	268,480

		$851,605	$(383,230)	$468,375	$845,409	$(341,600)	$503,809

Amortization expense related to other intangible assets was $13.9 million and $14.2 million for the three months ended October 1, 2011 and October 2, 2010, respectively. For the nine months ended October 1, 2011 and October 2, 2010, amortization expense related to other intangible assets was $41.7 million and $43.0 million, respectively.

Based on intangible assets in service as of October 1, 2011, estimated amortization expense for the remainder of fiscal 2011 and each of the five succeeding fiscal years is $13.7 million, $52.9 million, $34.8 million, $14.0 million, $13.3 million and $12.1 million, respectively.

10.	Debt

Debt consists of the following:

In thousands	October 1, 2011	January 1, 2011
Borrowings under senior secured credit facilities, net of original issue discount of $21.1 million:
Term Loan B, variable rate, 5.25% at October 1, 2011 with amortization of principal and interest payments due quarterly, principal due and payable at maturity- December 2016	$1,216,384	$1,223,162
Senior notes, 10.00% fixed rate, with semi-annual interest payments of $37.5 million in April and October, principal due and payable at maturity- October 2017	750,000	750,000

	1,966,384	1,973,162
Borrowings under senior secured revolving credit facilities	52,000	—
Borrowings related to equipment financing arrangements	6,453	7,270
Capital lease obligations	6,782	8,297

Total debt	$2,031,619	$1,988,729

In connection with the refinancing consummated by Visant on September 22, 2010 (the “2010 Refinancing”), Visant entered into senior secured credit facilities (the “Credit Facilities”), among Visant, as borrower, Jostens Canada, as Canadian borrower, Visant Secondary Holdings Corp. (“Visant Secondary”), as guarantor, the lenders from time to time parties thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, and Credit Suisse AG, Toronto Branch, as Canadian administrative agent, for a term loan B facility in an aggregate amount of $1,246.9 million (the “Term Loan Facility”), a revolving credit facility expiring in 2015 consisting of a $165.0 million U.S. revolving credit facility available to Visant and its subsidiaries and a $10.0 million Canadian revolving credit facility available to Jostens Canada (the “Revolving Credit Facility”). The borrowing capacity under the Revolving Credit Facility can also be used for the issuance of up to $35.0 million of letters of credit (inclusive of a Canadian letter of credit facility). The Credit Facilities allow Visant, subject to certain conditions, to incur additional term loans under the Term Loan Facility in either case in an aggregate principal amount of up to $300.0 million, which additional term loans will have the same security and guarantees as the Term Loan Facility. Amounts borrowed under the Term Loan Facility that are repaid or prepaid may not be reborrowed.

Visant’s obligations under the Credit Facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary and all of Visant’s material current and future wholly-owned domestic subsidiaries. The obligations of Jostens Canada under the Credit Facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary, Visant, Visant’s material current and future domestic wholly-owned subsidiaries and by any future Canadian subsidiaries of Visant. Visant’s obligations under the Credit Facilities and the guarantees are secured by substantially all of Visant’s assets and substantially all of the assets of Visant Secondary and Visant’s material current and future domestic subsidiaries. The obligations of Jostens Canada under the Credit Facilities and the guarantees are also secured by substantially all of the tangible and intangible assets of Jostens Canada and any future Canadian subsidiaries of Visant.

The Credit Facilities require that Visant not exceed a maximum total leverage ratio, that it meet a minimum interest coverage ratio and that it abide by a maximum capital expenditure limitation. In addition, the Credit Facilities contain certain restrictive covenants which, among other things, limit Visant’s and its subsidiaries’ ability to incur additional indebtedness and liens, pay dividends, prepay subordinated and senior unsecured debt, make investments, merge or consolidate, change the business, amend the terms of its subordinated and senior unsecured debt, engage in certain dispositions of assets, enter into sale and leaseback transactions, engage in certain transactions with affiliates and engage in certain other activities customarily restricted in such agreements. It also contains certain customary events of default, subject to applicable grace periods, as appropriate.

On March 1, 2011, Visant announced the completion of the repricing of the Term Loan Facility (the “Repricing”). The amended term loan B facility provides for an interest rate for each term loan based upon LIBOR or an alternative base rate (“ABR”) plus a spread of 4.00% or 3.00%, respectively, with a 1.25% LIBOR floor. In connection with the amendment, Visant was required to pay a prepayment premium of 1% of the outstanding principal amount of the Term Loan Facility along with certain other fees and expenses. A 1% prepayment premium will be payable in respect of subsequent repricing events, if any, occurring on or prior to March 1, 2012.

As of October 1, 2011, the annual interest rate under the Revolving Credit Facility was LIBOR plus 5.25% or an ABR plus 4.25% (or, in the case of Canadian dollar denominated loans, the bankers’ acceptance discount rate plus 5.25% or the Canadian prime rate plus 4.25% (subject to a floor of the one-month Canadian Dealer Offered Rate plus 1.0%)), in each case, with step-downs based on the total leverage ratio. To the extent that the interest rates on the borrowings under the Revolving Credit Facility are determined by reference to LIBOR, the LIBOR component of such interest rates is subject to a LIBOR floor of 1.75%.

As of October 1, 2011, there was $52.0 million of short-term borrowings outstanding and $12.3 million in the form of outstanding letters of credit leaving $110.7 million available for borrowing under the Revolving Credit Facility. Visant is obligated to pay commitment fees of 0.75% on the unused portion of the Revolving Credit Facility, with a step-down to 0.50% if the total leverage ratio is below 5.00 to 1.00.

In connection with the issuance of the Senior Notes as part of the 2010 Refinancing, Visant and the U.S. Subsidiary Guarantors (as defined below) entered into an Indenture among Visant, the U.S. Subsidiary Guarantors and U.S. Bank National Association, as trustee (the “Indenture”). The Senior Notes are guaranteed on a senior unsecured basis by each of Visant’s existing and future domestic wholly-owned subsidiaries (“U.S. Subsidiary Guarantors”). Interest on the notes accrues at the rate of 10.00% per annum and is payable semi-annually in arrears on April 1 and October 1 and commenced on April 1, 2011, to holders of record on the immediately preceding March 15 and September 15.

The Senior Notes are senior unsecured obligations of Visant and the U.S. Subsidiary Guarantors and rank (i) equally in right of payment with any existing and future senior unsecured indebtedness of Visant and the U.S. Subsidiary Guarantors; (ii) senior to all of Visant’s and the U.S. Subsidiary Guarantors’ existing, and any of Visant’s and the U.S. Subsidiary Guarantors’ future, subordinated indebtedness; (iii) effectively junior to all of Visant’s existing and future secured obligations and the existing and future secured obligations of the U.S. Subsidiary Guarantors, including indebtedness under the Credit Facilities, to the extent of the value of the assets securing such obligations; and (iv) structurally subordinated to all liabilities of Visant’s existing and future subsidiaries that do not guarantee the Senior Notes. The Senior Notes are redeemable, in whole or in part, under certain circumstances. Upon the occurrence of certain change of control events, Visant must offer to purchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest and additional interest, if any.

The Indenture contains restrictive covenants that limit among other things, the ability of Visant and its restricted subsidiaries to (i) incur additional indebtedness or issue certain preferred stock, (ii) pay dividends on or make other distributions or repurchase capital stock or make other restricted payments, (iii) make investments, (iv) limit dividends or other payments by restricted subsidiaries to Visant or other restricted subsidiaries, (v) create liens on pari passu or subordinated indebtedness without securing the notes, (vi) sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of Visant’s assets, (vii) enter into certain transactions with affiliates and (viii) designate Visant’s subsidiaries as unrestricted subsidiaries. The Indenture also contains customary events of default, including the failure to make timely payments on the Senior Notes or other material indebtedness, the failure to satisfy certain covenants and specified events of bankruptcy and insolvency.

11.	Derivative Financial Instruments and Hedging Activities

The Company’s involvement with derivative financial instruments is limited principally to managing well-defined interest rate and foreign currency exchange risks. Forward foreign currency exchange contracts may be used to hedge the impact of currency fluctuations primarily on inventory purchases denominated in Euros. The Company has entered into foreign currency forward contracts, from time to time, for certain forecasted transactions denominated in Euros in order to manage the volatility associated with these transactions and limit its exposure to currency fluctuations between the contract date and ultimate settlement. The foreign currency forward contracts are not designated as hedges, and accordingly, the fair value gains or losses from these foreign currency derivatives are recognized currently in the Condensed Consolidated Statements of Operations. The Company did not enter into any such transactions for the nine months ended October 1, 2011. The aggregate notional value of the forward contracts at October 2, 2010 was $1.9 million. The fair value of foreign currency forward contracts was determined to be Level 2 under the fair value hierarchy and was valued using market exchange rates.

As of October 1, 2011 and January 1, 2011, the total fair value of the Company’s forward contracts and the accounts in the Condensed Consolidated Balance Sheets in which the fair value amounts are included are shown below:

In thousands
Fair Value of Derivative Instruments	Classification in the
Not Designated as Hedging Instruments	Consolidated Balance Sheets	October 1, 2011	January 1, 2011
Foreign currency forward contracts	Prepaid expenses and other current assets	$—	$32

The pre-tax gain related to derivatives not designated as hedges recognized in the Condensed Consolidated Statements of Operations for the three and nine months ended October 1, 2011 and October 2, 2010 are shown below:

In thousands
Gain on Derivatives Not	Classification in Condensed Consolidated	Three months ended
Designated as Hedges	Statement Of Operations	October 1, 2011	October 2, 2010
Foreign currency forward contracts	Selling, general and administrative expenses	$—	$151

In thousands
Gain on Derivatives Not	Classification in Condensed Consolidated	Nine months ended
Designated as Hedges	Statement Of Operations	October 1, 2011	October 2, 2010
Foreign currency forward contracts	Selling, general and administrative expenses	$—	$231

12.	Commitments and Contingencies

Forward Purchase Contracts

The Company is subject to market risk associated with changes in the price of precious metals. To mitigate the commodity price risk, the Company may from time to time enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. As of October 1, 2011, the Company entered into purchase commitment contracts totaling $18.5 million with delivery dates occurring through 2012. The forward purchase contracts are considered normal purchases and therefore are not subject to the requirements of derivative accounting. As of October 1, 2011, the fair market value of open precious metal forward contracts was $17.5 million based on quoted future prices for each contract.

13.	Income Taxes

The Company and its subsidiaries are included in the consolidated federal income tax filing of its indirect parent company, Holdco, and its consolidated subsidiaries. The Company determines and allocates its income tax provision under the separate-return method except for the effects of certain provisions of the U.S. tax code which are accounted for on a consolidated group basis. Income tax amounts payable or receivable among members of the controlled group are settled based on the filing of income tax returns and the cash requirements of the respective members of the consolidated group.

The Company has recorded an income tax provision for the nine months ended October 1, 2011 based on its best estimate of the consolidated effective tax rate applicable for the entire year. The estimated full-year consolidated effective tax rate for 2011 is 46.7% before consideration of the effects of $0.7 million of net tax adjustments considered a current period tax benefit. The current period tax benefit includes a net $0.3 million tax and interest credit provision for unrecognized tax benefits, a $0.3 million tax benefit related to adjustments to reflect tax rates at which the Company expects deferred tax assets and liabilities to be realized or settled in the future as a result of changes in certain state income tax rates, and $0.1 million of other net tax benefit accruals. The combined effects of the annual estimated consolidated effective tax rate and the net current period tax adjustments resulted in an effective tax rate of 45.4% for the nine-month period ended October 1, 2011.

For the comparable nine-month period ended October 2, 2010, the effective income tax rate was 42.4%. The increase in the effective income tax rate from 2010 to 2011 was primarily due to the unfavorable rate impact of foreign earnings repatriations as a result of the decrease in pre-tax earnings from 2010 to 2011. The unfavorable repatriation tax rate effect was partially offset by the favorable effects in 2011 of tax credit provisions for unrecognized tax benefits and net tax benefit provisions for state income tax rates applied to the Company’s deferred tax assets and liabilities.

President Obama’s administration has proposed significant changes to U.S. tax laws for U.S. corporations doing business outside the United States, including a proposal to defer certain tax deductions allocable to non-U.S. earnings until those earnings are repatriated. It is unclear whether the proposed tax changes will be enacted or, if enacted, what the ultimate scope of the changes will be. If enacted as currently proposed, the Company does not believe the changes will have a material adverse tax effect on its results because the Company’s repatriation practice is to distribute substantially all of its non-U.S. earnings on an annual basis.

During the nine-month period ended October 1, 2011, the Company provided a net tax and interest credit provision for unrecognized tax benefits of $0.3 million consisting of $0.1 million of current income tax benefit and $0.2 million of deferred income tax benefit. During the quarter ended October 1, 2011, the Company remeasured its tax reserves provided in connection with the Transactions in October 2004 based on Internal Revenue Service (“IRS”) guidance issued in July 2011. As a result of the IRS guidance and the remeasurement, $0.8 million of net unrecognized tax benefit, including interest, was recognized in the Company’s results of operations. At October 1, 2011, the Company’s unrecognized tax benefit liability totaled $19.7 million, including interest and penalty accruals totaling $3.4 million, all of which were included in noncurrent liabilities except for $1.4 million of tax and interest accruals included in current income taxes payable. At January 1, 2011, the Company’s unrecognized tax benefit liability totaled $20.4 million, including interest and penalty accruals of $3.3 million, substantially all of which were included in noncurrent liabilities.

The Company’s income tax filings for 2005 to 2010 are subject to examination in the U.S. federal tax jurisdiction. During 2009, the Company agreed to certain audit adjustments in connection with the IRS examination of the Company’s tax filings for 2005 and 2006. The settlement resulted in only minor adjustments. The IRS also proposed certain transfer price adjustments with which the Company disagreed in order to preserve its right to seek relief from double taxation with the applicable U.S. and French tax authorities. The Company is also subject to examination in state and certain foreign tax jurisdictions for the 2005 to 2010 periods, none of which was individually material. During September 2011, the Canada Revenue Agency concluded its audit of the Company’s Canadian income tax filings for 2007 and 2008 without adjustment. Though subject to uncertainty, the Company believes it has made appropriate provisions for all outstanding issues for all open years and in all applicable jurisdictions. Due to the potential for resolution of the Company’s current federal examination and the expiration of the related statute of limitations, it is reasonably possible that the Company’s gross unrecognized tax benefit liability could decrease within the next twelve months by a range of zero to $7.9 million.

14.	Benefit Plans

Pension and Other Postretirement Benefit Plans

Net periodic benefit income for pension and other postretirement benefit plans is presented below:

	Pension benefits		Postretirement benefits
	Three months ended		Three months ended
	October 1,	October 2,	October 1,	October 2,
In thousands	2011	2010	2011	2010
Service cost	$1,233	$1,249	$2	$2
Interest cost	4,458	4,364	25	26
Expected return on plan assets	(6,173)	(6,368)	—	—
Amortization of prior service cost	(208)	(186)	(69)	(69)
Amortization of net actuarial loss	583	9	7	5

Net periodic benefit income	$(107)	$(932)	$(35)	$(36)

	Pension benefits		Postretirement benefits
	Nine months ended		Nine months ended
	October 1,	October 2,	October 1,	October 2,
In thousands	2011	2010	2011	2010
Service cost	$3,699	$3,747	$6	$6
Interest cost	13,374	13,092	75	78
Expected return on plan assets	(18,519)	(19,104)	—	—
Amortization of prior service cost	(624)	(558)	(207)	(207)
Amortization of net actuarial loss	1,749	27	21	15

Net periodic benefit income	$(321)	$(2,796)	$(105)	$(108)

As of January 1, 2011, the Company did not expect to have an obligation to contribute to its qualified pension plans in 2011 due to the funded status of the plans and this expectation for 2011 had not changed as of October 1, 2011. For the nine months ended October 1, 2011, the Company did not make any contributions to its qualified pension plans and contributed $1.8 million and $0.2 million to its non-qualified pension plans and postretirement welfare plans, respectively. The contributions to the non-qualified pension and the postretirement welfare plans were consistent with the amounts anticipated as of January 1, 2011.

15.	Stock-based Compensation

2003 Stock Incentive Plan

The 2003 Stock Incentive Plan (the “2003 Plan”) was approved by Holdco’s Board of Directors and was effective as of October 30, 2003. The 2003 Plan permits Holdco to grant to key employees and certain other persons stock options and stock awards and provides for a total of 288,023 shares of common stock for issuance of options and awards to employees of Holdco and its subsidiaries and a total of 10,000 shares of common stock for issuance of options and awards to directors and other persons providing services to Holdco. As of October 1, 2011, there were 288,648 shares in total available for grant under the 2003 Plan. The maximum grant to any one person must not exceed 70,400 shares in the aggregate. Holdco does not currently intend to make any additional grants under the 2003 Plan.

Option grants consist of “time options”, which vest and become exercisable in annual installments over the first five years following the date of grant, and/or “performance options”, which vest and become exercisable over the first five years following the date of grant at varying levels based on the achievement of certain EBITDA targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets, subject to certain conditions. Upon the occurrence of a “change in control” (as defined in the 2003 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate depending on the timing of the change of control and return on DLJMBP III’s equity investment in Holdco, all as provided under the 2003 Plan. A “change in control” under the 2003 Plan is defined as: (i) any person or other entity (other than any of Holdco’s subsidiaries), including any “person” as defined in Section 13(d)(3) of the Exchange Act, other than certain of the DLJMBP funds or affiliated parties thereof, becoming the beneficial owner, directly or indirectly, in a single transaction or a series of related transactions, by way of merger, consolidation or other business combination, of securities of Holdco representing more than 51% of the total combined voting power of all classes of capital stock of Holdco (or its successor) normally entitled to vote for the election of directors of Holdco or (ii) the sale of all or substantially all of the property or assets of Holdco to any unaffiliated person or entity other than one of Holdco’s subsidiaries is consummated. The Transactions did not constitute a change of control under the 2003 Plan. Options issued under the 2003 Plan expire on the tenth anniversary of the grant date. The shares underlying the options are subject to certain transfer and other restrictions set forth in a management stockholders agreement dated July 29, 2003, by and among Holdco and certain holders of the capital stock of Holdco. Participants under the 2003 Plan also agree to certain restrictive covenants with respect to confidential information learned in their employment and certain non-competition obligations in connection with their receipt of options. All outstanding options to purchase Holdco common stock continued following the closing of the Transactions.

2004 Stock Option Plan

In connection with the closing of the Transactions, Holdco established the 2004 Stock Option Plan, which permits Holdco to grant to key employees and certain other persons of Holdco and its subsidiaries various equity-based awards, including stock options and restricted stock. The plan, currently known as the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and Subsidiaries (the “2004 Plan”), provides for the issuance of a total of 510,230 shares of Holdco Class A Common Stock (“Class A Common Stock”). As of October 1, 2011, there were 132,508 shares available for grant under the 2004 Plan. Shares related to grants that are forfeited, terminated, cancelled or expire unexercised become available for new grants. Under his employment agreement, Mr. Marc L. Reisch, the Chairman of the Board of Directors and Chief Executive Officer and President, received awards of stock options and restricted stock under the 2004 Plan. Additional members of management have also received grants under the 2004 Plan.

Option grants consist of “time options”, which fully vested and became exercisable in annual installments through 2009 (for those options granted in 2004 and 2005), and/or “performance options”, which vest and become exercisable following the date of grant based upon the achievement of certain EBITDA and other performance targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets. Upon the occurrence of a “change in control” (as defined under the 2004 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate, if certain EBITDA or other performance measures have been satisfied. A “change in control” under the 2004 Plan is defined as: (i) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdco to an unaffiliated person; (ii) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdco being held by an unaffiliated person; (iii) a merger, consolidation, recapitalization or reorganization of Holdco with or into an unaffiliated person; in the case of each of clauses (i) through (iii) above, if and only if any such event results in the inability of the Sponsors, or any member or members of the Sponsors, to designate or elect a majority of Holdco’s Board of Directors (or the board of directors of the resulting entity or its parent company). The option exercise period is determined at the time of grant of the option but may not extend beyond the end of the calendar year that is ten calendar years after the date the option is granted. All stock options, restricted shares and any common stock received upon the exercise of such equity awards or with respect to which restrictions lapse are governed by a management stockholder’s agreement and a sale participation agreement. As of October 1, 2011, there were 274,000 options vested under the 2004 Plan and 500 options unvested and subject to future vesting.

2010 LTIP

During the first fiscal quarter of 2010, Holdco implemented long-term phantom share incentive arrangements with respect to certain key employees (the “2010 LTIP”). Under these arrangements, the applicable executive was granted a target award, based on a specified number of phantom share units, half of which vests on the basis of performance (and continued employment) and the other half of which vests on the basis of time (and continued employment), regardless of whether the respective performance target(s) are met. Except under certain conditions described below, if the respective performance or service target is not achieved, or the executive resigns or suffers a termination of employment by Holdco prior to the applicable date other than following a change in control, the applicable award is forfeited without payment. Each award also contains covenants with respect to confidentiality, noncompetition and nonsolicitation to which the executive is bound during his or her employment and for two years following termination of employment. The following summarizes the key terms of the various forms of 2010 LTIP awards.

Jostens. The awards granted to executives of the Jostens subsidiary are based on a two-year incentive period, and the performance award vests if Jostens achieves a trailing twelve months’ EBITDA target measured as of the last day of fiscal year 2011, subject to the applicable executive’s continued employment through such measurement date. The time award vests based solely on the basis of the applicable executive’s continued employment through the last day of fiscal year 2011. In the case of the executive’s termination by Jostens without cause due to the elimination of the executive’s position as a result of a restructuring or due to the executive’s permanent disability or death, in each case occurring after fiscal year 2010 and prior to any change in control, 100% of the executive’s time award will vest and all other unvested awards will be forfeited without payment therefor.

Visant and Other Subsidiaries. The awards granted to executives of Visant and its subsidiaries (other than Jostens) are based on an 18-month incentive period, and performance awards vest based on achievement of a trailing twelve months’ EBITDA target measured as of the last day of the second fiscal quarter of 2011 and continued employment. The time award vested solely on the basis of the executives continued employment through the specified date. Awards are settled in cash in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of phantom share units in which the executive’s awards have vested, payable in a lump sum as soon as practicable following the vesting event, and in any event not later than March 14th of the calendar year following the calendar year in which such vesting event occurred.

As of October 1, 2011, payments in the aggregate of $7.3 million were made with respect to awards made under the 2010 LTIP.

Common Stock

There is no established public market for the Class A Common Stock.

On February 26, 2010, the Board of Directors of Holdco declared an extraordinary cash distribution in the aggregate amount of $137.7 million (inclusive of the dividend equivalent payment to holders of vested stock options), or $22.00 per share (the “February 2010 Distribution”), on Holdco’s outstanding common stock. The February 2010 Distribution was paid on March 1, 2010 to stockholders of record on February 26, 2010. The February 2010 Distribution was funded from cash on hand.

On September 20, 2010, the Board of Directors of Holdco declared an extraordinary cash distribution in the aggregate amount of $517.0 million (inclusive of the dividend equivalent payment to holders of vested stock options) or $82.55 per share (the “September 2010 Distribution” and together with the February 2010 Distribution, the “Distributions”), on Holdco’s outstanding common stock. The September 2010 Distribution was paid on September 22, 2010 to stockholders of record on September 20, 2010 and was funded from the net proceeds of the 2010 Refinancing.

In connection with the Distributions, Holdco made cash payments to holders of vested stock options for the Common Stock granted pursuant to Holdco’s stock option plans. The cash payments on the vested stock options equaled (x) the product of (i) the number of shares of Class A Common Stock subject to such options outstanding on the applicable record date multiplied by (ii) the per share amount of the distribution, minus (y) any applicable withholding taxes. Holdco reduced the per share exercise price as permitted under the applicable equity incentive plans of any unvested options outstanding as of the applicable record date by the per share distribution amounts paid. The 2003 Plan and 2004 Plan and/or underlying stock option agreements contain provisions that provide for anti-dilutive protection in the case of certain extraordinary corporate transactions, such as the Distributions, and the incremental compensation cost, defined as the difference in the fair value of the award immediately before and after the Distributions, was calculated as zero. As a result of the above Distributions, no incremental compensation cost was recognized.

The Company recognized total stock-based compensation expense of approximately $0.6 million and $10.0 million for the three-month periods ended October 1, 2011 and October 2, 2010, respectively. Stock-based compensation expense totaled $6.5 million and $10.0 million for the nine-month periods ended October 1, 2011 and October 2, 2010, respectively. Stock-based compensation is included in selling and administrative expenses.

For the nine months ended October 1, 2011, there were no issuances of restricted shares or stock options. For the nine months ended October 2, 2010, Holdco issued, subject to vesting, a total of 7,000 restricted shares of Holdco Class A Common Stock to one officer of the Company under the 2004 Plan. For the nine months ended October 2, 2010, there were no issuances of stock options.

As of October 1, 2011, $0.8 million of total unrecognized stock-based compensation expense related to restricted shares is expected to be recognized over a weighted-average period of 2.0 years.

Stock Options

The following table summarizes stock option activity for the Company:

Options in thousands	Options	Weighted - average exercise price
Outstanding at January 1, 2011	295	$46.64
Exercised	(9)	$38.49
Granted	—	$—
Forfeited/Expired	(2)	$226.25
Cancelled	—	$—

Outstanding at October 1, 2011	284	$45.41

Vested or expected to vest at October 1, 2011	284	$45.41

Exercisable at October 1, 2011	283	$45.03

The exercise prices for options that were unvested as of the applicable record date have been adjusted to reflect the Distributions.

The weighted-average remaining contractual life of outstanding options at October 1, 2011 was approximately 3.4 years. As of October 1, 2011, $0.1 million of total unrecognized stock-based compensation expense related to stock options is expected to be recognized over a weighted-average period of 0.9 years.

LTIP

The following table summarizes 2010 LTIP award activity for the Company:

Units in thousands	2010 LTIP
Outstanding at January 1, 2011	112
Granted	—
Forfeited / Expired	—
Settled / Paid	(46)
Cancelled	—

Outstanding at October 1, 2011	66

Vested or expected to vest at October 1, 2011	42

As of October 1, 2011, $0.7 million of aggregate total unrecognized stock-based compensation expense related to the 2010 LTIP is expected to be recognized over a weighted-average period of 0.3 years.

16.	Business Segments

The Company’s three reportable segments consist of:

•

Scholastic — provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book — provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services — provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetic and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

The following table presents information on the Company by business segment:

	Three months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Net sales
Scholastic	$48,967	$42,544	$6,423	15.1%
Memory Book	72,708	74,663	(1,955)	(2.6%)
Marketing and Publishing Services	105,960	107,080	(1,120)	(1.0%)

	$227,635	$224,287	$3,348	1.5%

Operating (loss) income
Scholastic	$(16,280)	$(23,508)	$7,228	30.7%
Memory Book	12,441	12,139	302	2.5%
Marketing and Publishing Services	18,962	16,005	2,957	18.5%

	$15,123	$4,636	$10,487	226.2%

Depreciation and Amortization
Scholastic	$7,372	$7,633	$(261)	(3.4%)
Memory Book	9,568	9,614	(46)	(0.5%)
Marketing and Publishing Services	8,439	8,400	39	0.5%

	$25,379	$25,647	$(268)	(1.0%)

	Nine months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Net sales
Scholastic	$340,933	$331,949	$8,984	2.7%
Memory Book	347,114	358,351	(11,237)	(3.1%)
Marketing and Publishing Services	283,503	299,108	(15,605)	(5.2%)
Inter-segment eliminations	(29)	(19)	(10)	NM

	$971,521	$989,389	$(17,868)	(1.8%)

Operating income
Scholastic	$23,815	$12,044	$11,771	97.7%
Memory Book	117,742	130,209	(12,467)	(9.6%)
Marketing and Publishing Services	34,860	45,133	(10,273)	(22.8%)

	$176,417	$187,386	$(10,969)	(5.9%)

Depreciation and Amortization
Scholastic	$23,420	$22,984	$436	1.9%
Memory Book	29,461	29,077	384	1.3%
Marketing and Publishing Services	25,570	25,242	328	1.3%

	$78,451	$77,303	$1,148	1.5%

17.	Related Party Transactions

Management Services Agreement

In connection with the Transactions, Holdco entered into a management services agreement with the Sponsors pursuant to which the Sponsors provide certain structuring, consulting and management advisory services. During the term of the management services agreement, the Sponsors receive an annual advisory fee of $3.0 million that is payable quarterly and which increases by 3% per year. Holdco incurred advisory fees from the Sponsors of $0.9 million for each of the three months ended October 1, 2011 and October 2, 2010, respectively. The Company incurred $2.7 million and $2.6 million of advisory fees from the Sponsors for each of the nine months ended October 1, 2011 and October 2, 2010, respectively. The management services agreement also provides that Holdco will indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of the Sponsors pursuant to, and the performance by the Sponsors of the services contemplated by, the management services agreement.

Other

KKR Capstone is a team of operational professionals who work exclusively with KKR’s investment professionals and portfolio company management teams to enhance and strengthen operations in KKR’s portfolio companies. The Company has retained KKR Capstone from time to time to provide certain of the Company’s businesses with consulting services primarily to help identify and implement operational improvements and other strategic efforts within its businesses. The Company incurred approximately $0.2 million and $1.2 million during the three and nine months ended October 1, 2011, respectively, for services provided by KKR Capstone. There were no services rendered or payments made for the three and nine months ended October 2, 2010. An affiliate of KKR Capstone has an ownership interest in Holdco.

Certain of the lenders under the Credit Facilities and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with Visant and its affiliates. Such parties have received (or will receive) customary fees and commissions for these transactions.

An affiliate of Credit Suisse Securities (USA) LLC acted as an agent and was a lender under the Company’s credit facilities prior to the 2010 Refinancing, and affiliates of Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC received a portion of the proceeds from the 2010 Refinancing and the Repricing. Affiliates of Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC act as lenders and/or as agents under the Credit Facilities and were initial purchasers of the Senior Notes, for which they received and will receive customary fees and expenses and are indemnified by Visant against certain liabilities. Each of Credit Suisse Securities (USA) LLC and KKR Capital Markets LLC is an affiliate of one of the Sponsors.

Visant is party to an agreement with CoreTrust Purchasing Group (“CoreTrust”), a group purchasing program, pursuant to which the Company may avail itself of the terms and conditions of the CoreTrust purchasing organization. In addition to other vendors from which the Company purchases under the CoreTrust group purchasing program, since 2010 the Company has availed itself of a prescription drug benefit program and related services through the CoreTrust program. An affiliate of KKR is party to an agreement with CoreTrust which permits certain KKR affiliates, including the Company, the benefit of utilizing the CoreTrust group purchasing program. CoreTrust receives payment of fees for administrative and other services provided by CoreTrust from certain vendors based on the products and services purchased by the Company and other parties and CoreTrust shares a portion of such fees with the KKR affiliate.

The Company participates in providing, with an affiliate of First Data Corporation (“First Data”), integrated marketing programs to third parties from time to time. The terms of the arrangement between Visant and First Data have been negotiated on an arm’s length basis. First Data is also owned and controlled by affiliates of KKR, and Tagar C. Olson, a member of Visant’s and Holdco’s board of directors, is a director of First Data. Based on the applicable guidance, the Company records its portion of the profits from such “collaborative arrangement” as revenue. The Company is not permitted, in accordance with the applicable accounting guidance, to present the sales, cost of sales or marketing expenses related to the sales transactions with third parties because First Data is the “principal participant” in the “collaborative arrangement”. For the three and nine months ended October 1, 2011 and October 2, 2010, the amount of revenue that the Company recognized through this arrangement was not material to its financial statements.

18.	Condensed Consolidating Guarantor Information

As discussed in Note 10, Debt, Visant’s obligations under the Senior Notes are guaranteed by certain of its wholly-owned subsidiaries (the “Guarantors”) on a full, unconditional and joint and several basis. The following tables present condensed consolidating financial information for Visant, as issuer, and its guarantor and non-guarantor subsidiaries.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)

Three months ended October 1, 2011

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$224,930	$23,793	$(21,088)	$227,635
Cost of products sold	—	128,038	15,167	(20,952)	122,253

Gross profit	—	96,892	8,626	(136)	105,382
Selling and administrative expenses	(401)	84,313	5,546	—	89,458
Gain on disposal of assets	—	(34)	—	—	(34)
Special charges	320	515	—	—	835

Operating income	81	12,098	3,080	(136)	15,123
Net interest expense	39,008	35,445	35	(34,939)	39,549

(Loss) income before income taxes	(38,927)	(23,347)	3,045	34,803	(24,426)
(Benefit from) provision for income taxes	(2,633)	(10,309)	838	(53)	(12,157)

(Loss) income from operations	(36,294)	(13,038)	2,207	34,856	(12,269)
Equity (earnings) in subsidiary, net of tax	(24,025)	(2,207)	—	26,232	—

Net (loss) income	$(12,269)	$(10,831)	$2,207	$8,624	$(12,269)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)

Three months ended October 2, 2010

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$232,115	$17,263	$(25,091)	$224,287
Cost of products sold	—	135,199	10,499	(25,113)	120,585

Gross profit	—	96,916	6,764	22	103,702
Selling and administrative expenses	2,899	91,356	4,119	—	98,374
Gain on disposal of assets	—	(303)	—	—	(303)
Special charges	—	995	—	—	995

Operating (loss) income	(2,899)	4,868	2,645	22	4,636
Loss on repurchase and redemption of debt	9,693	—	—	—	9,693

(Loss) income before interest and taxes	(12,592)	4,868	2,645	22	(5,057)
Net interest expense	17,514	13,102	29	(12,273)	18,372

(Loss) income before income taxes	(30,106)	(8,234)	2,616	12,295	(23,429)
Provision for (benefit from) income taxes	1,904	(4,605)	832	8	(1,861)

(Loss) income from operations	(32,010)	(3,629)	1,784	12,287	(21,568)
Equity (earnings) in subsidiary, net of tax	(10,442)	(1,784)	—	12,226	—

Net (loss) income	$(21,568)	$(1,845)	$1,784	$61	$(21,568)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)

Nine months ended October 1, 2011

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$958,476	$65,679	$(52,634)	$971,521
Cost of products sold	—	457,220	43,439	(52,788)	447,871

Gross profit	—	501,256	22,240	154	523,650
Selling and administrative expenses	2,750	318,173	14,420	—	335,343
Gain on disposal of assets	—	(459)	—	—	(459)
Special charges	320	12,000	29	—	12,349

Operating (loss) income	(3,070)	171,542	7,791	154	176,417
Net interest expense	120,187	104,798	105	(103,316)	121,774

(Loss) income before income taxes	(123,257)	66,744	7,686	103,470	54,643
Provision for income taxes	2,119	20,302	2,354	60	24,835

(Loss) income from operations	(125,376)	46,442	5,332	103,410	29,808
Equity (earnings) in subsidiary, net of tax	(155,184)	(5,332)	—	160,516	—

Net income	$29,808	$51,774	$5,332	$(57,106)	$29,808

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)

Nine months ended October 2, 2010

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$992,651	$46,491	$(49,753)	$989,389
Cost of products sold	—	472,472	28,321	(49,689)	451,104

Gross profit	—	520,179	18,170	(64)	538,285
Selling and administrative expenses	2,692	332,467	12,154	—	347,313
Loss on disposal of assets	—	203	—	—	203
Special charges	—	3,383	—	—	3,383

Operating (loss) income	(2,692)	184,126	6,016	(64)	187,386
Loss on repurchase and redemption of debt	9,693	—	—	—	9,693

(Loss) income before interest and taxes	(12,385)	184,126	6,016	(64)	177,693
Net interest expense	43,283	37,703	(9)	(35,302)	45,675

(Loss) income before income taxes	(55,668)	146,423	6,025	35,238	132,018
Provision for income taxes	1,733	53,047	1,196	(25)	55,951

(Loss) income from operations	(57,401)	93,376	4,829	35,263	76,067
Equity (earnings) in subsidiary, net of tax	(133,468)	(4,829)	—	138,297	—

Net income	$76,067	$98,205	$4,829	$(103,034)	$76,067

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

October 1, 2011

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations`	Total
ASSETS
Cash and cash equivalents	$30,890	$2,212	$4,237	$—	$37,339
Accounts receivable, net	670	116,062	17,445	—	134,177
Inventories	—	89,722	5,792	(153)	95,361
Salespersons overdrafts, net	—	26,897	1,152	—	28,049
Prepaid expenses and other current assets	55	10,965	1,378	—	12,398
Income tax receivable	714	—	—	—	714
Intercompany receivable	16,694	10,541	—	(27,235)	—
Deferred income taxes	3,471	17,951	140	—	21,562

Total current assets	52,494	274,350	30,144	(27,388)	329,600
Property, plant and equipment, net	203	211,967	1,388	—	213,558
Goodwill	—	983,904	24,412	—	1,008,316
Intangibles, net	—	457,905	10,470	—	468,375
Deferred financing costs, net	56,573	—	—	—	56,573
Deferred income taxes	—	—	2,572	—	2,572
Intercompany receivable	664,443	18,295	51,493	(734,231)	—
Other assets	798	11,765	255	—	12,818
Investment in subsidiaries	889,748	94,995	—	(984,743)	—
Prepaid pension costs	—	5,712	—	—	5,712

	$1,664,259	$2,058,893	$120,734	$(1,746,362)	$2,097,524

LIABILITIES AND STOCKHOLDER’S (DEFICIT) EQUITY
Short-term borrowings	$52,000	$—	$—	$—	$52,000
Accounts payable	3,389	36,966	12,427	(1)	52,781
Accrued employee compensation	3,467	26,179	2,073	—	31,719
Customer deposits	—	48,946	3,881	—	52,827
Commissions payable	—	8,141	904	—	9,045
Income taxes payable	207	34,395	1,565	(59)	36,108
Interest payable	43,394	42	—	—	43,436
Current portion of long-term debt and capital leases	12,513	3,945	18	—	16,476
Intercompany payable	685	23,415	3,135	(27,235)	—
Other accrued liabilities	8,838	17,426	1,072	—	27,336

Total current liabilities	124,493	199,455	25,075	(27,295)	321,728
Long-term debt and capital leases - less current maturities	1,953,888	9,238	17	—	1,963,143
Intercompany payable	18,295	716,029	—	(734,324)	—
Deferred income taxes	14,161	178,898	—	—	193,059
Pension liabilities, net	14,766	37,689	—	—	52,455
Other noncurrent liabilities	19,654	27,836	647	—	48,137

Total liabilities	2,145,257	1,169,145	25,739	(761,619)	2,578,522
Mezzanine equity	466	—	—	—	466
Stockholder’s (deficit) equity	(481,464)	889,748	94,995	(984,743)	(481,464)

	$1,664,259	$2,058,893	$120,734	$(1,746,362)	$2,097,524

CONDENSED CONSOLIDATING BALANCE SHEET

January 1, 2011

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents	$46,794	$8,098	$5,305	$—	$60,197
Accounts receivable, net	1,307	104,973	5,960	—	112,240
Inventories	—	98,897	3,856	(307)	102,446
Salespersons overdrafts, net	—	29,592	1,027	—	30,619
Prepaid expenses and other current assets	1,416	16,531	348	—	18,295
Intercompany receivable	379	12,331	—	(12,710)	—
Deferred income taxes	2,932	17,983	139	—	21,054

Total current assets	52,828	288,405	16,635	(13,017)	344,851
Property, plant and equipment, net	324	213,306	821	—	214,451
Goodwill	—	983,904	24,595	—	1,008,499
Intangibles, net	—	493,305	10,504	—	503,809
Deferred financing costs, net	50,174	—	—	—	50,174
Deferred income taxes	—	—	2,690	—	2,690
Intercompany receivable	1,127,989	504,988	52,879	(1,685,856)	—
Other assets	2,184	11,533	72	—	13,789
Investment in subsidiaries	838,540	90,252	—	(928,792)	—
Prepaid pension costs	—	5,712	—	—	5,712

	$2,072,039	$2,591,405	$108,196	$(2,627,665)	$2,143,975

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDER’S (DEFICIT) EQUITY
Accounts payable	$5,676	$43,782	$2,270	$—	$51,728
Accrued employee compensation	6,834	21,776	2,238	—	30,848
Customer deposits	—	175,042	8,266	—	183,308
Commissions payable	—	21,161	804	—	21,965
Income taxes payable	25,686	2,174	1,536	(119)	29,277
Interest payable	37,815	99	—	—	37,914
Current portion of long-term debt and capital leases	12,513	3,740	7	—	16,260
Intercompany payable	7,879	3,757	1,074	(12,710)	—
Other accrued liabilities	7,046	24,671	627	—	32,344

Total current liabilities	103,449	296,202	16,822	(12,829)	403,644
Long-term debt and capital leases - less current maturities	1,960,675	11,787	7	—	1,972,469
Intercompany payable	504,866	1,181,178	—	(1,686,044)	—
Deferred income taxes	(11,979)	193,659	—	—	181,680
Pension liabilities, net	606	53,067	—	—	53,673
Other noncurrent liabilities	24,434	16,972	1,115	—	42,521

Total liabilities	2,582,051	1,752,865	17,944	(1,698,873)	2,653,987
Mezzanine equity	145	—	—	—	145
Stockholder’s (deficit) equity	(510,157)	838,540	90,252	(928,792)	(510,157)

	$2,072,039	$2,591,405	$108,196	$(2,627,665)	$2,143,975

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

Nine months ended October 1, 2011

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income	$29,808	$51,774	$5,332	$(57,106)	$29,808
Other cash used in operating activities	(34,559)	(49,568)	(6,193)	57,105	(33,215)

Net cash (used in) provided by operating activities	(4,751)	2,206	(861)	(1)	(3,407)
Purchases of property, plant and equipment	—	(41,477)	(808)	—	(42,285)
Additions to intangibles	—	(188)	—	—	(188)
Proceeds from sale of property and equipment	—	4,552	—	—	4,552
Acquisition of business, net of cash acquired	—	(4,681)	—	—	(4,681)

Net cash used in investing activities	—	(41,794)	(808)	—	(42,602)
Short-term borrowings	60,500	—	—	—	60,500
Short-term repayments	(8,500)	—	—	—	(8,500)
Repayments of long-term debt and capital leases	(9,361)	(2,826)	(12)	—	(12,199)
Proceeds from issuance of long-term debt	—	349	—	—	349
Intercompany payable (receivable)	(37,213)	36,179	1,033	1	—
Debt financing costs	(16,579)	—	—	—	(16,579)

Net cash used in (provided by) financing activities	(11,153)	33,702	1,021	1	23,571
Effect of exchange rate changes on cash and cash equivalents	—	—	(420)	—	(420)

Decrease in cash and cash equivalents	(15,904)	(5,886)	(1,068)	—	(22,858)
Cash and cash equivalents, beginning of period	46,794	8,098	5,305	—	60,197

Cash and cash equivalents, end of period	$30,890	$2,212	$4,237	$—	$37,339

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

Nine months ended October 2, 2010

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income	$76,067	$98,205	$4,829	$(103,034)	$76,067
Other cash used in operating activities	(98,013)	(25,511)	(11,028)	103,035	(31,517)

Net cash (used in) provided by operating activities	(21,946)	72,694	(6,199)	1	44,550
Purchases of property, plant and equipment	—	(43,163)	—	—	(43,163)
Additions to intangibles	—	(741)	—	—	(741)
Proceeds from sale of property and equipment	—	659	—	—	659
Acquisition of business, net of cash acquired	—	(9,906)	—	—	(9,906)
Other investing activities, net	—	8	—	—	8

Net cash used in investing activities	—	(53,143)	—	—	(53,143)
Short-term borrowings	308,700	—	—	—	308,700
Short-term repayments	(216,200)	—	—	—	(216,200)
Principal payments on long-term debt	(816,508)	(2,003)	(569)	—	(819,080)
Proceeds from issuance of long-term debt and capital leases	1,975,000	8,234	—	—	1,983,234
Intercompany payable (receivable)	27,502	(27,501)	—	(1)	—
Distribution to shareholder	(1,303,731)	—	—	—	(1,303,731)
Debt financing costs	(47,585)	—	—	—	(47,585)

Net cash used in financing activities	(72,822)	(21,270)	(569)	(1)	(94,662)
Effect of exchange rate changes on cash and cash equivalents	—	—	(324)	—	(324)

Decrease in cash and cash equivalents	(94,768)	(1,719)	(7,092)	—	(103,579)
Cash and cash equivalents, beginning of period	98,340	3,825	10,928	—	113,093

Cash and cash equivalents, end of period	$3,572	$2,106	$3,836	$—	$9,514

19.	Subsequent Event

On October 11, 2011, the Company entered into pay-fixed/receive-floating interest rate swap transactions (the “Swap Transactions”) in an aggregate initial notional principal amount of $600,000,000 of the Company’s variable rate term loan indebtedness under the Credit Facilities amortizing over the term of the Swap Transactions to $400,000,000. Each of the Swap Transactions has an effective date of January 3, 2012 and a maturity date of July 5, 2016. These Swap Transactions are designed to mitigate the effect of increases in interest rates between the effective date of the Swap Transactions and their maturity or earlier termination.

The counterparties to the Swap Transactions or their affiliates are parties to the Credit Facilities. Such parties have received (or will receive) customary fees and commissions for such transactions. Credit Suisse International, which is a counterparty to one of the Swap Transactions, is an affiliate of one of the Company’s equity sponsors, DLJMBP III.

The Swap Transactions were designated as cash flow hedges pursuant to ASC 815, Derivatives and Hedging. Accordingly, changes in fair value of the Swap Transactions will be initially recorded in equity as a component of Other Comprehensive Income and will be reclassified to earnings as interest payments are made.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with our condensed consolidated financial statements and notes thereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements including, without limitation, statements concerning the conditions in our industry, expectations with respect to future cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. These forward-looking statements are not historical facts, but rather predictions and generally can be identified by use of statements that include such words as “may”, “might”, “will”, “should”, “estimate”, “project”, “plan”, “anticipate”, “expect”, “intend”, “outlook”, “believe” and other similar expressions that are intended to identify forward-looking statements and information. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under, Part I, Item 1A. Risk Factors, in our Annual Report on Form 10-K for the year ended January 1, 2011, in addition to those discussed elsewhere in this report.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	our substantial indebtedness and our ability to service the indebtedness;

•	our inability to implement our business strategy in a timely and effective manner;

•	global market and economic conditions;

•	levels of customers’ advertising and marketing spending, including as may be impacted by economic factors and general market conditions;

•	competition from other companies;

•	fluctuations in raw material prices;

•	our reliance on a limited number of suppliers;

•	the seasonality of our businesses;

•	the loss of significant customers or customer relationships;

•	Jostens’ reliance on independent sales representatives;

•	our reliance on numerous complex information systems;

•	the amount of capital expenditures required at our businesses;

•	developments in technology and related changes in consumer behavior;

•	the reliance of our businesses on limited production facilities;

•	actions taken by the U.S. Postal Service and changes in postal standards and their effect on our marketing services business, including as such changes may impact competition for our sampling systems;

•	labor disturbances;

•	environmental obligations and liabilities;

•	adverse outcome of pending or threatened litigation;

•	the enforcement of intellectual property rights;

•	the impact of changes in applicable law and regulations;

•	the application of privacy laws and other related obligations on our business;

•	the textbook adoption cycle and levels of government funding for education spending;

•	local conditions in the countries in which we operate;

•	control by our stockholders;

•	changes in market value of the securities held in our pension plans; and

•	our dependence on members of senior management.

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report may not in fact occur. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or revise any of them in light of new information, future events or otherwise, except as required by law. Comparisons of results for current and prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

GENERAL

We are a leading marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance, cosmetic and personal care sampling, and educational and trade publishing segments. Visant was formed in 2004 to create a platform of businesses with leading positions in attractive end market segments and to establish a highly experienced management team that could leverage a shared services infrastructure and capitalize on margin and growth opportunities. Since 2004, we have developed a unified marketing and publishing services organization with a leading and differentiated approach in each of our segments. Our management team has created and integrated central services and management functions and has reshaped the business to focus on the most attractive and highest growth market opportunities.

We sell our products and services to end customers through several different sales channels, including independent sales representatives and dedicated sales forces. Visant (formerly known as Jostens IH Corp.) was originally incorporated in Delaware in 2003.

Our business has expanded through a number of acquisitions, which complement our awards and team jackets business and the jewelry business in our Scholastic segment. These acquisitions include the acquisition of the capital stock of Rock Creek (a producer of varsity jackets) in February 2010 and the acquisition of certain assets of Daden Group, Inc. (a producer of varsity jackets under the DeLong brand) (the “Daden Assets”), in July 2010. During May 2010, we completed the acquisition of Intergold (a custom jewelry manufacturer), through a cash tender offer to acquire all of the issued and outstanding common shares of Intergold, to complement the jewelry business in our Scholastic segment. The results of these acquisitions are reported as part of the Scholastic segment from the respective dates of acquisition.

We continued to expand our business in April 2011 through the acquisition of Color Optics, a specialized packaging provider, serving the cosmetic and consumer products industries with highly decorated packaging solutions that are complementary to our sampling business. The results of the acquired Color Optics operations are reported as part of the Marketing and Publishing Services segment from the date of acquisition.

Our three reportable segments as of October 1, 2011 consisted of:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetic and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

We experience seasonal fluctuations in our net sales and cash flow from operations tied primarily to the North American school year. Jostens generates a significant portion of its annual net sales in the second quarter. Deliveries of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks are the key drivers of our seasonality in net sales. Our cash flow from operations is concentrated in the fourth quarter, primarily driven by the receipt of customer deposits in our Scholastic and Memory Book segments. The net sales of sampling and other direct mail and commercial printed products have also historically reflected seasonal variations, and we expect these businesses to continue to generate significant sales during our third and fourth quarters. These seasonal variations in net sales are based on the timing of customers’ advertising campaigns, which have traditionally been concentrated prior to the Christmas and spring holiday seasons. Net sales of textbook components are impacted seasonally by state and local schoolbook purchasing schedules, which commence in the spring and peak in the summer months preceding the start of the school year. The seasonality of each of our businesses requires us to allocate our resources to manage our capital and manufacturing capacity, which often operates at full or near full capacity during peak seasonal demand periods.

Our net sales include sales to certain customers for whom we purchase paper. The price of paper, a primary material across most of our products and services, is volatile over time and may cause swings in net sales and cost of sales. We generally are able to pass on increases in the cost of paper to our customers across most of our product lines at the time we are impacted by such increases.

The price of gold and other precious metals has increased dramatically since 2009, and we anticipate continued volatility in the price of gold for the foreseeable future driven by numerous factors, such as changes in supply and demand and investor sentiment. These higher metal prices have impacted, and could further impact, our jewelry sales metal mix. While historically the purchase of class rings has been relatively resistant to economic conditions, we have seen a continuing shift in jewelry metal mix from gold to lesser priced metals since 2009, which we believe is primarily attributable to the impact of significantly higher precious metal costs on our jewelry prices. In the third quarter of 2011, there continued to be unprecedented volatility in the price of gold which will continue to impact our manufacturing costs through the remainder of 2011.

The continued uncertainty in market conditions and excess capacity that exists in the print and related services industry, as well as the variety of other advertising media with which we compete, have amplified competitive and pricing pressures, which we anticipate will continue for the foreseeable future. We continue to see the impact of restrictions on school budgets, which affects spending at the state and local levels, resulting in reduced spending for our Memory Book, Scholastic and elementary/high school publishing services products and services and heightened pricing pressure on our core Memory Book products and services. Funding constraints have impacted textbook adoption cycles, which are being extended in many states due to fiscal pressures, affecting volume in our elementary/high school publishing services products and services. The trade book publishing industry is experiencing an accelerated shift towards digital books which trend negatively impacts our publishing services business in terms of less printed copies of books as well as shorter print runs. The liquidation of the Borders Group retail stores in 2011 will likely impact demand for trade books for some period of time.

We seek to distinguish ourselves based on our capabilities, innovative service offerings to our customers, quality and organizational and financial strength. We continue to diversify, expand and improve our product and service offerings, including to address changes in technology, consumer behavior and user preferences.

In addition, we have continued to implement efforts to reduce costs and drive operating efficiencies, including through the restructuring and integration of our operations and the rationalization of sales, administrative and support functions. We expect to initiate additional efforts focused on cost reduction and containment to address continued challenging marketplace conditions as well as competitive and pricing pressures demanding innovation and a lower cost structure.

Company Background

On October 4, 2004, an affiliate of KKR and affiliates of DLJMBP III completed the Transactions, which created a marketing and publishing services enterprise through the consolidation of Jostens, Von Hoffmann and Arcade. The Transactions were accounted for as a combination of interests under common control.

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P., and DLJMBP III owned approximately 82.5% of Holdco’s outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, while affiliates of DLJMBP III held equity interests representing approximately 41.0% of Holdco’s voting interest and 45.0% of Holdco’s economic interest, with the remainder held by other co-investors and certain members of management. Approximately $175.6 million of the proceeds were distributed to certain stockholders, and certain treasury stock held by Von Hoffmann was redeemed. As of November 7, 2011, affiliates of KKR and DLJMBP III held approximately 49.2% and 41.1%, respectively, of Holdco’s voting interest, while each continued to hold approximately 44.7% of Holdco’s economic interest. As of November 7, 2011, the other co-investors held approximately 8.4% of the voting interest and 9.1% of the economic interest of Holdco, and members of management held approximately 1.3% of the voting interest and approximately 1.5% of the economic interest of Holdco (exclusive of exercisable options). Visant is an indirect wholly owned subsidiary of Holdco.

CRITICAL ACCOUNTING POLICIES

The preparation of interim financial statements involves the use of certain estimates that differ from those used in the preparation of annual financial statements, the most significant of which relate to income taxes. For purposes of preparing our interim financial statements, we utilize an estimated annual effective tax rate based on estimates of the components that impact the tax rate. Those components are re-evaluated each interim period, and, if changes in our estimates are significant, we modify our estimate of the annual effective tax rate and make any required adjustments in the interim period.

There have been no material changes to our critical accounting policies and estimates as described in Item 7 of our Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expanded the required disclosures about fair value measurements. This guidance requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurement disclosures for each class of assets and liabilities and (4) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance became effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlement on a gross basis, which became effective for fiscal years beginning after December 15, 2010. Our adoption of this guidance did not have a material impact on our financial statements.

In December 2010, the FASB amended its authoritative guidance related to Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, consideration should be made as to whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance is effective for the first reporting period beginning after December 15, 2011. We are currently evaluating the impact and disclosure of this standard but do not expect this standard to have a significant impact, if any, on our financial statements.

In December 2010, the FASB amended its authoritative guidance related to business combinations entered into by an entity that are material on an individual or aggregate basis. These amendments clarify existing guidance that, if an entity presents comparative financial statements that include a material business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments require expanded supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance became effective, on a prospective basis, for business combinations for which the acquisition date is on or after the first annual reporting period after December 15, 2010. Our adoption of this guidance did not have a material impact on our financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”) which generally provides a uniform framework for fair value measurements and related disclosures between GAAP and the International Financial Reporting Standards (“IFRS”). Additional disclosure requirements in ASU 2011-04 include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference, (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 will be effective for interim and annual periods beginning on or after December 15, 2011. We are currently evaluating the impact and disclosure of this standard but do not expect this standard to have a significant impact, if any, on our financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”) which revises the manner in which entities present comprehensive income in their financial statements. This new guidance amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, referred to as the statement of comprehensive income, or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is currently evaluating the impact and disclosure of this standard but does not expect this standard to have a significant impact, if any, on its financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (“ASU 2011-08”) which gives entities testing goodwill for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit in Step 1 of the goodwill impairment test. If an entity determines, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than the carrying amount for such reporting unit, then the two-step goodwill impairment test would be required. Otherwise, further goodwill impairment testing would not be required. Companies are not required to perform the qualitative assessment for any reporting unit in any period and may proceed directly to Step 1 of the goodwill impairment test. A company that validates its conclusion by measuring fair value can resume performing the qualitative assessment in any subsequent period. ASU 2011-08 will be effective for annual and interim goodwill impairment tests performed with respect to fiscal years beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating the impact and disclosure of this standard but does not expect this standard to have a significant impact, if any, on its financial statements.

RESULTS OF OPERATIONS

Three Months Ended October 1, 2011 Compared to the Three Months Ended October 2, 2010

The following table sets forth selected information derived from our Condensed Consolidated Statements of Operations for the three-month periods ended October 1, 2011 and October 2, 2010.

	Three months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Net sales	$227,635	$224,287	$3,348	1.5%
Cost of products sold	122,253	120,585	1,668	1.4%

Gross profit	105,382	103,702	1,680	1.6%
% of net sales	46.3%	46.2%

Selling and administrative expenses	89,458	98,374	(8,916)	(9.1%)
% of net sales	39.3%	43.9%
Gain on disposal of fixed assets	(34)	(303)	269	NM
Special charges	835	995	(160)	NM

Operating income	15,123	4,636	10,487	226.2%
% of net sales	6.6%	2.1%

Interest expense, net	39,549	18,372	21,177	115.3%
Loss on repurchase and redemption of debt	—	9,693	(9,693)	NM

Income before income taxes	(24,426)	(23,429)	(997)
Benefit from income taxes	(12,157)	(1,861)	(10,296)	(553.3%)

Net loss	$(12,269)	$(21,568)	$9,299	43.1%

NM = Not meaningful

Our business is managed on the basis of three reportable segments: Scholastic, Memory Book and Marketing and Publishing Services. The following table sets forth selected segment information derived from our Condensed Consolidated Statements of Operations for the three-month periods ended October 1, 2011 and October 2, 2010. For additional financial information about our operating segments, see Note 16, Business Segments, to the condensed consolidated financial statements.

	Three months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Net sales
Scholastic	$48,967	$42,544	$6,423	15.1%
Memory Book	72,708	74,663	(1,955)	(2.6%)
Marketing and Publishing Services	105,960	107,080	(1,120)	(1.0%)

Net sales	$227,635	$224,287	$3,348	1.5%

Operating (loss) income
Scholastic	$(16,280)	$(23,508)	$7,228	30.7%
Memory Book	12,441	12,139	302	2.5%
Marketing and Publishing Services	18,962	16,005	2,957	18.5%

Operating income	$15,123	$4,636	$10,487	226.2%

Depreciation and amortization
Scholastic	$7,372	$7,633	$(261)	(3.4%)
Memory Book	9,568	9,614	(46)	(0.5%)
Marketing and Publishing Services	8,439	8,400	39	0.5%

Depreciation and amortization	$25,379	$25,647	$(268)	(1.0%)

Net Sales. Consolidated net sales increased $3.3 million, or 1.5%, to $227.6 million for the three months ended October 1, 2011 compared to $224.3 million for the third fiscal quarter of 2010. Included in consolidated net sales for the three-month period ended October 1, 2011 were approximately $2.4 million of incremental sales attributed to acquisitions. Excluding the impact of these acquisitions, consolidated net sales increased $0.9 million for the three months ended October 1, 2011 compared to the same prior year period.

Net sales for the Scholastic segment were $49.0 million for the third fiscal quarter of 2011, an increase of 15.1%, compared to $42.5 million for the third fiscal quarter of 2010. This increase was primarily attributable to professional championship jewelry volume in the third fiscal quarter of 2011 compared to the third fiscal quarter of 2010.

Net sales for the Memory Book segment were $72.7 million for the third fiscal quarter of 2011, a decrease of 2.6%, compared to $74.7 million for the third fiscal quarter of 2010. This decrease was primarily attributable to lower volume.

Net sales for the Marketing and Publishing Services segment decreased $1.1 million, or 1.0%, to $106.0 million from $107.1 million for the third fiscal quarter of 2010. This decrease was primarily attributable to lower volume in our publishing services and direct mail operations offset by significant organic growth in sampling sales, as well as sales attributed to the company’s acquisition of Color Optics which was completed in April 2011.

Gross Profit. Consolidated gross profit increased $1.7 million, or 1.6%, to $105.4 million for the three months ended October 1, 2011 from $103.7 million for the three-month period ended October 2, 2010. As a percentage of net sales, the gross profit margin for the three months ended October 1, 2011 was relatively flat at 46.3% when compared to 46.2% for the comparative period in 2010.

Selling and Administrative Expenses. Selling and administrative expenses decreased $8.9 million, or 9.1%, to $89.5 million for the three months ended October 1, 2011 from $98.4 million for the corresponding period in 2010. This decrease reflected an approximately $9.4 million decrease in stock-based compensation expense and the absence of approximately $0.3 million of legal costs during the period that were otherwise incurred in 2010 in connection with the defense and resolution of certain legal proceedings, offset somewhat by incremental costs from acquisitions in fiscal 2011. Excluding the impact of stock-based compensation expense, costs associated with legal proceedings and the incremental impact from acquisitions, selling and administrative expenses increased $0.3 million and, as a percentage of net sales, was approximately 39.2% for the three months ended October 1, 2011 compared to 39.3% for the three months ended October 2, 2010.

Special Charges. During the three months ended October 1, 2011, the Company recorded $0.5 million of restructuring costs and $0.3 million of other special charges. Restructuring costs consisted of $0.1 million of severance and related benefit costs associated with reductions in force in each of the Memory Book and Scholastic segments. Also included in restructuring costs was $0.3 million of severance and related benefit costs associated with the elimination of certain corporate management positions. Other special charges consisted of $0.3 million of non-cash asset related impairment charges associated with the closure of the Milwaukee, Wisconsin facility in our Marketing and Publishing Services segment.

During the three months ended October 2, 2010, the Company recorded $0.9 million of restructuring costs and $0.1 million of other special charges. The Scholastic segment incurred $0.4 million of severance and related benefits for headcount reductions associated with the closure of the Unadilla, Georgia facility and $0.1 million of other facility closure costs. The Marketing and Publishing Services segment incurred $0.1 million of severance and related benefits for headcount reductions associated with reductions in force and $0.4 million of costs associated with the exit of certain leased office space. The associated employee headcount reductions related to the above actions were two and 84 in the Marketing and Publishing Services and Scholastic segments, respectively.

Operating Income. As a result of the foregoing, consolidated operating income increased $10.5 million to $15.1 million for the three months ended October 1, 2011 compared to $4.6 million for the comparable period in 2010. As a percentage of net sales, operating income increased to 6.6% for the third fiscal quarter of 2011 from 2.1% for the same period in 2010.

Net Interest Expense. Net interest expense was comprised of the following:

	Three months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Interest expense	$36,359	$16,826	$19,533	116.1%
Amortization of debt discount, premium and deferred financing costs	3,219	1,562	1,657	106.1%
Interest income	(29)	(16)	(13)	NM

Interest expense, net	$39,549	$18,372	$21,177	115.3%

NM = Not meaningful

Net interest expense increased $21.1 million to $39.5 million for the three months ended October 1, 2011 compared to $18.4 million for the comparative 2010 period primarily due to increased borrowings and higher average interest rates related to the 2010 Refinancing, in which all indebtedness of Holdco and Visant was refinanced at Visant.

Loss on Repurchase and Redemption of Debt. We recognized losses in the aggregate of $9.7 million with respect to the Senior Subordinated Notes. These losses included $1.1 million of consent payments paid to holders of the Senior Subordinated Notes, who tendered by the early tender date under the tender offers, and $8.6 million of non-cash unamortized deferred financing costs.

Income Taxes. We recorded an income tax provision for the three months ended October 1, 2011 based on our best estimate of the consolidated effective tax rate applicable for the entire year and giving effect to tax adjustments considered a period expense or benefit. The effective tax rates for the three months ended October 1, 2011 and October 2, 2010 were 49.8% and 7.9%, respectively. The rate of tax benefit for the quarter ended October 2, 2010 was unusually low as a result of the unfavorable tax adjustment required to increase the annual estimated effective rate to reflect the 2010 Refinancing which took place during that quarter.

Net Loss. As a result of, and primarily attributable to the higher interest expense and loss on repurchase and redemption of debt due to, the 2010 Refinancing, we reported a net loss of $12.3 million for the three months ended October 1, 2011 and a net loss of $21.6 million for the three months ended October 2, 2010.

Nine Months Ended October 1, 2011 Compared to the Nine Months Ended October 2, 2010

The following table sets forth selected information derived from our Condensed Consolidated Statements of Operations for the nine-month periods ended October 1, 2011 and October 2, 2010.

	Nine months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Net sales	$971,521	$989,389	$(17,868)	(1.8%)
Cost of products sold	447,871	451,104	(3,233)	(0.7%)

Gross profit	523,650	538,285	(14,635)	(2.7%)
% of net sales	53.9%	54.4%
Selling and administrative expenses	335,343	347,313	(11,970)	(3.4%)
% of net sales	34.5%	35.1%
(Gain) loss on disposal of fixed assets	(459)	203	(662)	NM
Special charges	12,349	3,383	8,966	NM

Operating income	176,417	187,386	(10,969)	(5.9%)
% of net sales	18.2%	18.9%
Interest expense, net	121,774	45,675	76,099	166.6%
Loss on repurchase and redemption of debt	—	9,693	(9,693)	NM

Income before income taxes	54,643	132,018	(77,375)	(58.6%)
Provision for income taxes	24,835	55,951	(31,116)	(55.6%)

Net income	$29,808	$76,067	$(46,259)	(60.8%)

NM = Not meaningful

The following table sets forth selected segment information derived from our Condensed Consolidated Statements of Operations for the nine-month periods ended October 1, 2011 and October 2, 2010. For additional financial information about our operating segments, see Note 16, Business Segments, to the condensed consolidated financial statements.

	Nine months ended		$ Change	% Change
In thousands	October 1, 2011	October 2, 2010
Net sales
Scholastic	$340,933	$331,949	$8,984	2.7%
Memory Book	347,114	358,351	(11,237)	(3.1%)
Marketing and Publishing Services	283,503	299,108	(15,605)	(5.2%)
Inter-segment eliminations	(29)	(19)	(10)	NM

Net sales	$971,521	$989,389	$(17,868)	(1.8%)

Operating income
Scholastic	$23,815	$12,044	$11,771	97.7%
Memory Book	117,742	130,209	(12,467)	(9.6%)
Marketing and Publishing Services	34,860	45,133	(10,273)	(22.8%)

Operating income	$176,417	$187,386	$(10,969)	(5.9%)

Depreciation and amortization
Scholastic	$23,420	$22,984	$436	1.9%
Memory Book	29,461	29,077	384	1.3%
Marketing and Publishing Services	25,570	25,242	328	1.3%

Depreciation and amortization	$78,451	$77,303	$1,148	1.5%

NM = Not meaningful

Net Sales. Consolidated net sales decreased $17.9 million, or 1.8%, to $971.5 million for the nine months ended October 1, 2011 compared to $989.4 million for the prior year comparable period. Included in consolidated net sales for the nine-month period ended October 1, 2011 were approximately $13.0 million of incremental sales attributed to acquisitions. Excluding the impact of these acquisitions, consolidated net sales decreased $30.9 million, a decline of 3.1%, for the nine months ended October 1, 2011 compared to the prior year comparable period.

Net sales for our Scholastic segment for the nine-month period ended October 1, 2011 increased by $9.0 million, or 2.7%, to $340.9 million compared to $331.9 million for the nine-month period ended October 2, 2010. This increase was primarily attributable to professional championship jewelry volume as well as higher prices for jewelry products during the nine-month period ended October 1, 2011 as compared to the comparative period in 2010.

Net sales for the Memory Book segment were $347.1 million for the nine-month period ended October 1, 2011, a decrease of 3.1%, compared to $358.4 million for the nine-month period ended October 2, 2010. This decrease was primarily attributable to lower volume.

Net sales for the Marketing and Publishing Services segment decreased $15.6 million, or 5.2%, to $283.5 million for the nine-month period ended October 1, 2011, compared to $299.1 million during the nine-month period ended October 2, 2010. This decrease was primarily attributable to lower volume in our publishing services and direct mail operations offset by the impact of higher sampling sales, including those attributable to the acquisition of Color Optics.

Gross Profit. Consolidated gross profit decreased $14.6 million, or 2.7%, to $523.7 million for the nine months ended October 1, 2011 from $538.3 million for the nine-month period ended October 2, 2010. As a percentage of net sales, gross profit margin decreased slightly to 53.9% for the nine months ended October 1, 2011 from 54.4% for the comparative period in 2010. This decrease in gross profit margin was primarily due to the impact of certain work we elected to perform at lower margin billings and higher precious metal costs during the period.

Selling and Administrative Expenses. Selling and administrative expenses decreased $12.0 million, or 3.4%, to $335.3 million for the nine months ended October 1, 2011 from $347.3 million for the corresponding period in 2010. This decrease reflected the absence of approximately $9.3 million of legal costs during the period that were otherwise incurred in 2010 in connection with the defense and resolution of certain legal proceedings and an approximately $3.5 million decrease in stock-based compensation expense offset somewhat by incremental costs from acquisitions. Excluding the impact of costs associated with such legal proceedings, stock-based compensation and incremental costs from acquisitions, selling and administrative expenses decreased $3.4 million to $324.6 million for fiscal 2011 and, as a percentage of net sales, increased to 33.9% for the nine months ended October 1, 2011 from 33.2% for the comparative period in 2010. This increase, as a percentage of net sales, was primarily attributable to a higher proportion of total net sales in our Scholastic and Memory Book segments, which typically carry higher selling and administrative costs.

Special Charges. During the nine-month period ended October 1, 2011, the Company recorded $7.7 million of restructuring costs and $4.6 million of other special charges. Restructuring costs consisted of $4.5 million, $2.2 million and $0.7 million of severance and related benefit costs associated with reductions in force in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively, and $0.3 million of severance and related benefit costs associated with the elimination of certain corporate management positions. Other special charges consisted of $2.2 million of non-cash asset related impairment charges associated with the consolidation of certain facilities in the Memory Book segment and $2.4 million of non-cash asset related impairment charges associated with the closure of the Milwaukee, Wisconsin facility in the Marketing and Publishing Services segment. The associated employee headcount reductions related to the above actions were 234, 137 and 29 in the Memory Book, Scholastic and Marketing and Publishing Services segments, respectively.

For the nine-month period ended October 2, 2010, the Company recorded $3.2 million of restructuring costs and $0.2 million of other special charges. Restructuring costs for the nine months ended October 2, 2010 included $1.6 million and $0.5 million related to cost reduction initiatives in our Scholastic and Memory Book segments, respectively, and $1.3 million of cost reduction initiatives and facility consolidation costs in the Marketing and Publishing Services segment. Included in these costs were approximately $0.2 million in the aggregate of non-cash asset impairment charges in the Scholastic and Marketing and Publishing Services segments. The associated employee headcount reductions were 142, 13 and 23 in the Scholastic, Memory Book and Marketing and Publishing Services segments, respectively.

Operating Income. As a result of the foregoing, consolidated operating income decreased $11.0 million to $176.4 million for the nine months ended October 1, 2011 compared to $187.4 million for the comparable period in 2010. As a percentage of net sales, operating income was 18.2% and 18.9% for the nine-month periods ended October 1, 2011 and October 2, 2010, respectively.

Net Interest Expense. Net interest expense was comprised of the following:

	Nine months ended
In thousands	October 1, 2011	October 2, 2010	$ Change	% Change
Interest expense	112,975	41,611	71,364	171.5%
Amortization of debt discount, premium and deferred financing costs	8,868	4,211	4,657	110.6%
Interest income	(69)	(147)	78	NM

Interest expense, net	121,774	45,675	76,099	166.6%

NM = Not meaningful

Net interest expense increased $76.1 million to $121.8 million for the nine months ended October 1, 2011 compared to $45.7 million for the comparative prior year period, primarily due to increased borrowings and higher average interest rates related to the 2010 Refinancing (in which all indebtedness of Holdco and Visant was refinanced at Visant).

Loss on Repurchase and Redemption of Debt. We recognized losses in the aggregate of $9.7 million with respect to the Senior Subordinated Notes. These losses included $1.1 million of consent payments paid to holders of the Senior Subordinated Notes who tendered by the early tender date under the tender offers and $8.6 million of non-cash unamortized deferred financing costs.

Income Taxes. We recorded an income tax provision for the nine months ended October 1, 2011 based on our best estimate of the consolidated effective tax rate applicable for the entire year and giving effect to tax adjustments considered a period expense or benefit. The effective tax rates for the nine months ended October 1, 2011 and October 2, 2010 were

45.4% and 42.4%, respectively. The increase in the effective income tax rate from 2010 to 2011 was primarily due to the unfavorable rate impact as a result of the decrease in pre-tax earnings from 2010 to 2011. The unfavorable repatriation tax rate effect was partially offset by the favorable effects in 2011 of tax credit provisions for unrecognized tax benefits and net tax benefit provisions for state income tax rates applied to the Company’s deferred tax assets and liabilities.

Net Income. As a result of, and primarily attributable to, the higher interest expense as a result of the 2010 Refinancing, net income decreased $46.3 million to $29.8 million for the nine months ended October 1, 2011 compared to net income of $76.1 million for the nine months ended October 2, 2010.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents our cash flow activity for the nine months of fiscal 2011 and 2010 and should be read in conjunction with our Condensed Consolidated Statements of Cash Flows.

	Nine months ended
In thousands	October 1, 2011	October 2, 2010
Net cash (used in) provided by operating activities	$(3,407)	$44,550
Net cash used in investing activities	(42,602)	(53,143)
Net cash provided by (used in) financing activities	23,571	(94,662)
Effect of exchange rate changes on cash	(420)	(324)

Decrease in cash and cash equivalents	$(22,858)	$(103,579)

For the nine months ended October 1, 2011, cash used in operating activities was $3.4 million compared with cash provided by operating activities of $44.6 million for the comparable prior year period. The decrease in cash from operating activities of $48.0 million was attributable to lower cash earnings, primarily due to increased interest payments arising from the 2010 Refinancing.

Net cash used in investing activities for the nine months ended October 1, 2011 was $42.6 million compared with $53.1 million for the comparative 2010 period. The $10.5 million change was primarily driven by decreased acquisition activity of $5.2 million and increased proceeds from the sale of property plant and equipment of $3.9 million during the first nine months of 2011 versus the comparable 2010 period. Our capital expenditures relating to purchases of property, plant and equipment were $42.3 million and $43.2 million for the nine months ended October 1, 2011 and October 2, 2010, respectively.

Net cash provided by financing activities for the nine months ended October 1, 2011 was $23.6 million, compared with cash used in financing activities of $94.7 million for the comparable 2010 period. Net cash provided by financing activities for the nine months ended October 1, 2011 primarily consisted of $52.0 million of net short-term borrowings, offset somewhat by $12.2 million of net repayments of long-term debt and $16.6 million related to debt financing costs and related expenses from the Repricing in March 2011. Net cash used in financing activities for the nine months ended October 2, 2010 primarily consisted of $654.7 million for the payment of the Distributions described below, offset somewhat by an increase in net borrowings related to the 2010 Refinancing. During the nine months ended October 2, 2010, we incurred $47.6 million of debt financing costs related to the 2010 Refinancing.

On February 26, 2010, the Board of Directors of Holdco declared the February 2010 Distribution in an aggregate amount of $137.7 million (inclusive of the dividend equivalent payment to holders of vested stock options), or $22.00 per share, on Holdco’s outstanding common stock. The February 2010 Distribution was paid on March 1, 2010 to stockholders and optionholders of record on February 26, 2010 and was funded from cash on hand.

On September 20, 2010, the Board of Directors of Holdco declared the September 2010 Distribution in the aggregate amount of $517.0 million (inclusive of the dividend equivalent payment to holders of vested stock options), or $82.55 per share, on Holdco’s outstanding common stock. The September 2010 Distribution was paid on September 22, 2010 to stockholders/optionholders of record on September 20, 2010 and was funded from the net proceeds of the 2010 Refinancing.

During the nine months ended October 2, 2010, Visant transferred approximately $654.7 million of cash through Visant Secondary to Holdco to allow Holdco to make the February 2010 Distribution and the September 2010 Distribution. The Distributions were reflected in our Condensed Consolidated Balance Sheet as a reduction in accumulated earnings and presented in our Condensed Consolidated Statement of Cash Flows as a distribution to stockholder.

On March 1, 2011, Visant announced the completion of the Repricing providing for the incurrence of new term loans in an aggregate principal amount of $1,246.9 million, with the proceeds of the new term loans, together with cash on hand, being used to repay the existing term B loans outstanding in full. The amended term loan B facility provides for an interest rate for each term loan based upon LIBOR or an ABR plus a spread of 4.00% or 3.00%, respectively, with a 1.25% LIBOR floor. In connection with the amendment, Visant was required to pay a prepayment premium of 1% of the outstanding principal amount of the Term Loan Facility along with certain other fees and expenses. A 1% prepayment premium will be payable in respect of subsequent repricing events, if any, occurring on or prior to March 1, 2012.

We use cash generated from operations primarily for debt service obligations and capital expenditures and to fund other working capital requirements. In assessing our liquidity, we review and analyze our current cash on-hand, the number of days our sales are outstanding and capital expenditure commitments. Our ability to make scheduled payments of principal, or to pay the interest on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future operating performance. Future principal debt payments are expected to be paid out of cash flows from operations, cash on hand and, if consummated, future financings. Based upon the current level of operations, management expects our cash flows from operations along with availability under our Credit Facilities will provide sufficient liquidity to fund our obligations, including our projected working capital requirements, debt interest and retirement obligations and related costs, and capital spending for the foreseeable future. To the extent we make future acquisitions, we may require new sources of funding, including additional debt or equity financing or some combination thereof.

We experience seasonal fluctuations in our net sales and cash flow from operations, tied primarily to the North American school year. In particular, Jostens generates a significant portion of its annual sales in the second quarter in connection with the delivery of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks, and a significant portion of its annual cash flow in the fourth quarter is driven by the receipt of customer deposits in our Scholastic and Memory Book segments. The net sales of our sampling and other direct mail and commercial printed products have also historically reflected seasonal variations and generate a majority of annual net sales during the third and fourth quarters, including based on the timing of customers’ advertising campaigns which have traditionally been concentrated prior to the Christmas and spring holiday seasons. Based on the seasonality of our cash flow, we traditionally borrow under our Revolving Credit Facility during the third quarter to fund general working capital needs during this period of time when schools are generally not in session and orders are not being placed, and repay the amount borrowed for general working capital purposes in the fourth quarter when customer deposits in the Scholastic and Memory Book segments are received and customers’ advertising campaigns in anticipation of the holiday season generally increase.

We have substantial debt service requirements and are highly leveraged. As of October 1, 2011, we had total indebtedness of $2,052.8 million (exclusive of $12.3 million letters of credit outstanding and $21.1 million of original issue discount related to the term loans under the Credit Facilities), including $13.2 million of outstanding borrowings under capital lease and equipment financing arrangements. Our cash and cash equivalents as of October 1, 2011 totaled $37.3 million. As of October 1, 2011, we were in compliance with the financial covenants under our outstanding material debt obligations, including our consolidated total debt to consolidated EBITDA covenant. Our principal sources of liquidity are cash flows from operating activities and available borrowings under the Credit Facilities, which included $110.7 million of available borrowings under Visant’s $175.0 million Revolving Credit Facility as of October 1, 2011. As of October 1, 2011, Visant had $1,237.5 million outstanding under the Term Loan Facility, $750.0 million aggregate principal amount outstanding of the Senior Notes, $12.3 million outstanding in the form of standby letters of credit under its secured credit facilities, $13.2 million of outstanding borrowings under capital lease and equipment financing arrangements and $52.0 million of outstanding borrowings under the Revolving Credit Facility (other than the $12.3 million outstanding in the form of standby letters of credit).

Our liquidity and our ability to fund our capital requirements will depend on the credit markets and our financial condition. The extent of any impact of credit market conditions on our liquidity and ability to fund our capital requirements or to undertake future financings will depend on several factors, including our operating cash flows, credit conditions, our credit ratings and credit capacity, the cost of financing and other general economic and business conditions that are beyond our control. If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flows from operations or we may not be able to obtain future financings to meet our liquidity needs. Any refinancing of our debt could be on less favorable terms, including becoming subject to higher interest rates. In addition, the terms of existing or future debt instruments, including the Credit Facilities and the indenture governing the Senior Notes, may restrict certain of our alternatives. We anticipate that, to the extent additional liquidity is necessary to fund our operations or make additional acquisitions, it would be funded through borrowings under our Revolving Credit Facility, the incurrence of other indebtedness, additional equity issuances or a combination of these potential sources of liquidity. The possibility of consummating any such financing will be subject to conditions in the capital markets at such time. We may not be able to obtain this additional liquidity when needed on terms acceptable to us or at all.

As market conditions warrant, we and our Sponsors, including KKR and DLJMBP III and their affiliates, may from time to time redeem or repurchase debt securities, in privately negotiated or open market transactions, by tender offer, exchange offer or otherwise subject to the terms of applicable contractual restrictions. We cannot give any assurance as to whether or when such repurchases or exchanges will occur and at what price.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There were no material changes in our exposure to market risk during the quarter ended October 1, 2011. In the third quarter, there continued to be unprecedented volatility in the price of gold. During the third quarter of 2011, we entered into purchase commitment contracts in an effort to mitigate the impact of the continued volatility for the remainder of 2011 and for school year 2012. For additional information, refer to the discussion under Part I – Item 1., Footnote 12. Commitments and Contingencies and Part II - Item 2. – Management’s Discussion and Analysis of Financial Condition and Results of Operations – General, elsewhere in this report and Item 7A of our 2010 Annual Report on Form 10-K for the fiscal year ended January 1, 2011.

ITEM 4.	CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our management, under the supervision of our Chief Executive Officer and Senior Vice President, Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Senior Vice President, Chief Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

During the quarter ended October 1, 2011, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Our equity securities are not registered pursuant to Section 12 of the Exchange Act. For the third fiscal quarter ended October 1, 2011, we did not issue or sell any equity securities, except that on August 17, 2011, 2,275 shares of Holdco’s Class A Common Stock were issued to a former employee, in connection with the exercise of vested options by such former employee in connection with his separation from service.

ITEM 6.	EXHIBITS

3.1(1)	Amended and Restated Certificate of Incorporation of Visant Corporation (f/k/a Jostens IH Corp.).

3.2(2)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Visant Corporation.

3.3(1)	By-Laws of Visant Corporation.

10.1	Amended and Restated Employment Agreement dated as of October 7, 2011 by and among Visant Corporation, Jostens, Inc. and Timothy Larson.*

31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

31.2	Certification of Senior Vice President, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

32.1	Certification of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

32.2	Certification of Senior Vice President, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Visant Corporation.

101	The following materials from Visant’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statement of Operations, (ii) the Condensed Consolidated Balance Sheets, (iii) the Condensed Consolidated Statements of Cash Flows, and (iv) Notes to the Condensed Consolidated Financial Statements.

(1)	Incorporated by reference to Visant Corporation’s Form S-4 (file no. 333-120386), filed on November 12, 2004.

(2)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed on April 1, 2005.

*	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VISANT CORPORATION

Date: November 14, 2011	/s/ Marc L. Reisch
Marc L. Reisch
President and
Chief Executive Officer
(principal executive officer)

Date: November 14, 2011	/s/ Paul B. Carousso
Paul B. Carousso
Senior Vice President, Chief Financial Officer
(principal financial and accounting officer)

Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

Timothy M. Larson

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is dated as of October 7, 2011 (the “Effective Date”) by and between Jostens, Inc. (the “Company”), a wholly owned subsidiary of Visant Corporation (“Visant”) and Timothy M. Larson (the “Executive”), and amends and restates the Employment Agreement entered into as of January 7, 2008 (the “Original Effective Date”) by and between the Company and Executive (the “Original Employment Agreement”).

WHEREAS, the Company has been employing Executive and desires to continue to employ Executive, and Executive has been and desires to continue to be employed by the Company, in each case on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Term of Employment. Subject to the provisions of Section 7 of this Agreement, Executive shall be employed by the Company for a period commencing on the Effective Date and ending on the fifth anniversary of the Original Effective Date (the “Initial Term”), on the terms and subject to the conditions set forth in this Agreement. Following the Initial Term, the term of Executive’s employment hereunder shall automatically be renewed on the terms and conditions hereunder for additional one-year periods commencing on each anniversary of the last day of the Initial Term (the Initial Term and any annual extensions of the term of this Agreement, subject to the provisions of Section 7 hereof, together, the “Employment Term”), unless either party gives written notice of non-renewal at least sixty (60) days prior to such anniversary, provided that if the non-renewal is in respect of the Initial Term, either party shall provide the other with not less than 270 days’ notice of its intention to not automatically renew this Agreement at the end of the Initial Term, which in any event shall not be given prior to March 31, 2012 or after October 31, 2012 and in which case the Initial Term shall automatically extend through the completion of the 270 day period following such notice of intention and the Date of Termination shall be the last date of the Initial Term as extended hereby based on the 270 day period from the notice of intention not to renew, if the parties have not otherwise entered into a new or amended employment agreement. For the avoidance of doubt, the non-renewal of this Agreement by either party initiated by either party between March 31, 2012 and October 31, 2012, which does not result in a new or amended employment agreement between the parties shall constitute a termination of Executive without Cause entitling Executive to the benefits under Section 7(c)(ii) and (iii) of this Agreement on the terms provided. If neither party to this Agreement exercises their rights of non-renewal of the Initial Term hereunder such that the Employment Term is extended, any later non-renewal of the Employment Term by the Company under this Agreement shall be deemed to constitute a termination by the Company without Cause under Section 7(c) of this Agreement.

1

2. Position.

a. During the Employment Term, Executive shall serve as the President and Chief Executive Officer of the Company. In such position, Executive shall have such duties and authority as determined by the Chief Executive Officer of Visant or the Board of Directors of Visant (the “Board”) and commensurate with the position of president of a company of similar size, structure and nature to that of the Company. During the Employment Term, the Executive shall report to the Chief Executive Officer of Visant or, as he or the Board shall designate from time to time, such equivalent executive or the Board.

b. During the Employment Term, Executive will devote Executive’s full business time and reasonable best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere in any material respect with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continue to serve on any board of directors or trustees of any business corporation or any charitable organization; provided, further, in each case in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 8.

3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $700,000, payable in substantially equal periodic payments in accordance with the Company’s practices for other executive employees, as such practices may be determined from time to time. Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board, which shall at least annually review Executive’s rate of base salary to determine if any such increase shall be made. Executive’s annual base salary, as in effect from time to time hereunder, is hereinafter referred to as the “Base Salary.”

4. Annual Bonus. During the Employment Term, Executive shall be eligible to earn an annual bonus award between 0% and up to 127% of Executive’s Base Salary in respect of each fiscal year of the Company (an “Annual Bonus”), with a target amount equal to 100% of Executive’s Base Salary (the “Target Bonus”) (with a maximum opportunity equal to 127% of Executive’s Base Salary (increasing in linear progression for performance above 100% and up to 150% of the performance targets) based upon achievement of certain “stretch” targets to be established by the Board annually in consultation with the Executive), payable upon the Company’s achievement of certain performance targets (of which no less than 67% shall be weighted based on EBITDA (as such term is defined in that certain Stock Option Agreement dated March 17, 2005 (covering Executive’s stock options that vest based on Company performance) (the “Option Agreement”)) for each fiscal year of the Company (each, a “Fiscal Year”), with the balance of such performance targets to be based on other metrics established by the Board from year to year. The Annual Bonus shall be payable under the Company’s management incentive compensation plan, or any successor thereto (the “Incentive Plan”), on such terms and at such time(s) as annual bonuses are otherwise payable thereunder.

2

5. Employee Benefits; Business Expenses.

a. Employee Benefits. During the Employment Term, Executive and his dependents shall be entitled to participate in the Company’s welfare benefit plans, fringe benefit plans and qualified and nonqualified retirement plans (the “Company Plans”) as in effect from time to time as determined by the Board (collectively, the “Employee Benefits”), on the same basis as those benefits are made available to the other senior executives of the Company, in accordance with the Company’s policies as in effect from time to time, including the senior executive medical allowance and physical exam program on the same terms as offered to other senior executives of Visant from time to time. In addition, Executive shall continue to be entitled to benefits under Executive’s Executive Supplemental Retirement Agreement dated March 25, 2004, subject to and in accordance with its terms.

b. Perquisites. During the Employment Term, Executive shall be entitled to receive such perquisites as are made available to other senior executives of the Company in accordance with the Company’s policies as in effect from time to time as determined by the Board; provided that Executive shall be entitled to (i) not less than four weeks of paid vacation per annum, which shall be subject to the Company’s vacation policy applicable to the other senior executives of the Company and in accordance with the Company’s policies as in effect from time to time, (ii) reimbursement for financial counseling services (including financial planning, tax preparation, estate planning, and tax and investment planning software) in an amount not to exceed $1,500 annually and (iii) a monthly car allowance of $1,800.

c. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with the Company’s policies applicable to senior executive officers of the Company.

6. Long Term Incentive Award. Executive has received a payment under the long-term incentive program award letter dated April 1, 2008 (the “LTIP”) and shall be entitled to any amount that becomes due and payable under that certain long-term incentive award letter dated March 31, 2010 (the “2010 LTIP”), in accordance with its terms. Executive shall be entitled to participate in any other long-term incentive program or plan as may be put in effect from time to time for senior executives of the Company on such terms and conditions as determined by the Board of Directors of Visant, and reflected in the respective award letter or agreement in respect of such program or plan.

7. Termination. Executive’s employment hereunder may be terminated based on the terms and conditions of this Section and as described in subsections 7(a), 7(b) and 7(c), as the case may be; provided that Executive will be required to give the Company at least 180 days advance written notice of any resignation of Executive’s employment (other than due to Executive’s death or Disability) or such longer period provided under Section 1 hereof in the case Executive provides notice of the intention to not renew this Agreement as of the end of the Initial Term. In the event that the Company terminates Executive’s employment in accordance with the foregoing sentence the Company may, in its sole discretion, prohibit Executive from entering the premises of the Company for all or any portion of the period after giving him notice of such termination. Notwithstanding any other provision of this Agreement, the provisions of

3

this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Company; provided, however, that nothing contained in this Section 7 shall diminish Executive’s rights with respect to the Equity Documents (as such term is defined in Section 11(i) of this Agreement), which shall continue to govern Executive’s equity holdings in VHC (as defined in Section 7(a)(ii) below) following any termination in accordance therewith, subject to the terms of Section 7(c)(iii), as applicable.

a. By the Company For Cause or By Executive Without Good Reason.

(i) The Employment Term and Executive’s employment hereunder may be terminated by the Company for Cause (as defined below) and shall terminate automatically upon Executive’s resignation; provided that Executive will be required to give the Company at least 180 days advance written notice of such resignation (other than due to Executive’s death or Disability) or such longer period provided under Section 1 hereof in the case Executive provides notice of the intention to not renew this Agreement as of the end of the Initial Term.

(ii) For purposes of this Agreement, “Cause” shall mean (A) Executive’s willful and continued failure to perform his material duties with respect to the Company or its subsidiaries as provided hereunder which continues beyond thirty (30) days after a written demand for substantial performance is delivered to Executive by the Company (the “Cure Period”); (B) the willful or intentional engaging by Executive in conduct that causes material and demonstrable injury, monetarily or otherwise, to the Company, the Investors or their respective Affiliates (each as defined in the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. (“VHC”) and Its Subsidiaries (the “Plan”); (C) the commission by Executive of a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude; or (D) a material breach of this Agreement or any of the Equity Documents by Executive, including, without limitation, engaging in any action in breach of the restrictive covenants set forth in Section 8 of this Agreement or the Equity Documents, that continues beyond the Cure Period (to the extent that, in the Board’s reasonable judgment, such breach can be cured). The determination of Cause shall be made by the Chief Executive Officer of Visant following consultation with the Board and shall be communicated to Executive in writing setting forth the basis of Cause. Executive and his legal counsel shall have the opportunity to communicate Executive’s position to the Board promptly following Executive’s receipt of the Company’s explanation and in any event not later than five (5) days from receipt, prior to a final determination of Cause, and any determination of Cause shall be made in writing to Executive. In addition, “Good Reason” shall mean (i) a reduction in the Executive’s base salary or annual incentive compensation opportunity (other than a general reduction in base salary or annual incentive compensation opportunity that affects all members of senior management in substantially the same proportions, provided that the Executive’s base salary is not reduced by more than 10%); (ii) a substantial reduction in the Executive’s duties and responsibilities, an adverse change in Executive’s titles as set forth in Section 2 above or the assignment to Executive of duties or responsibilities substantially inconsistent with such titles; or (iii) a transfer of the Executive’s primary workplace by more than fifty miles outside of Bloomington, Minnesota. Prior to Executive resigning for Good Reason, Executive shall provide the Company with written notice setting forth the event or circumstance giving rise to Good Reason and the Company shall have a period of 30 days to cure

4

such event or circumstance. If the Company fails to cure such event or occurrence within such period, Executive may proceed with giving notice of resignation for Good Reason.

(iii) If Executive’s employment is terminated by the Company for Cause, or if Executive resigns other than for Good Reason or as a result of Executive’s death or Disability, Executive shall be entitled to receive:

(A) a lump-sum payment of the Base Salary that is earned by Executive but unpaid as of the Date of Termination (as such term is defined in Section 7(d) below), paid within ten (10) business days after the Date of Termination;

(B) a lump-sum payment of any Annual Bonus that is earned by Executive in respect of the Fiscal Year immediately prior to the Fiscal Year in which the Date of Termination occurs, but unpaid as of the Date of Termination, paid within ten (10) business days after the Date of Termination;

(C) a lump-sum payment equal to all vacation pay that is accrued in respect of Executive’s unused vacation days as of the Date of Termination, paid within ten (10) business days after the Date of Termination;

(D) reimbursement for any unreimbursed business expenses incurred by Executive in accordance with Company policy referenced in Section 5(c) above prior to the Date of Termination (with such reimbursements to be paid promptly after Executive provides the Company with the necessary documentation of such expenses to the extent required by such policy);

(E) such Employee Benefits, if any, as to which Executive may be entitled under the applicable Company Plans upon termination of employment hereunder, to the extent provided therein (the payments and benefits described clauses (A) through (E) hereof being referred to, collectively, as the “Accrued Rights).

Following such termination of Executive’s employment by the Company for Cause or resignation by Executive other than for Good Reason or as a result of Executive’s death or Disability, except as set forth in this Section 7(a)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b. Disability or Death.

(i) Executive’s employment hereunder shall terminate upon Executive’s death and may be terminated by the Company if Executive becomes physically or mentally incapacitated and is therefore unable for a period of six (6) consecutive months or for an aggregate of nine (9) months in any eighteen (18) consecutive month period to perform Executive’s duties (such incapacity is hereinafter referred to as “Disability”). Any question as to the existence of the Disability of Executive as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive (or to the Executive’s representative, if Executive is not capable of acting on own his behalf) and the Company. If Executive (or to the Executive’s representative, if Executive is not capable of acting on his own behalf) and the Company cannot agree as to a qualified independent

5

physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability hereunder shall be made in a writing that is promptly provided to the Company and Executive (or his representative, if Executive is not capable of acting on his own behalf) shall be final and conclusive for all purposes of the Agreement.

(ii) Upon termination of Executive’s employment hereunder for either Disability or death, Executive or Executive’s estate (as the case may be) shall be entitled to receive:

(A) the Accrued Rights; and

(B) a lump-sum payment of the pro rata portion (based upon the number of days in the applicable Fiscal Year during which Executive was employed with the Company through the Date of Termination, relative to the number of days in the applicable Fiscal Year) of the Annual Bonus, if any, that Executive would have been entitled to receive pursuant to the Incentive Plan had Executive remained employed through the date that bonuses are paid to other executives under the Incentive Plan in respect of the Fiscal Year in which the Date of Termination occurs, paid when such bonuses are otherwise paid to active participants under the Incentive Plan (the “Pro Rata Bonus”).

Following Executive’s termination of employment due to Executive’s death or Disability, except as set forth in this Section 7(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c. By the Company Without Cause; By Executive for Good Reason.

(i) Executive’s employment hereunder may be terminated by the Company without Cause or by Executive for Good Reason.

(ii) If Executive’s employment is terminated by the Company without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time but excluding by reason of his death or Disability) or by Executive for Good Reason, Executive shall be entitled to receive:

(A) the Accrued Rights payable as provided under Section 7(a)(iii), any Pro Rata Bonus payable as provided under Section 7(b)(ii)(B), and the signing bonus under Section 13 if not yet paid, payable on such date it otherwise would be paid under Section 13;

(B) subject to Executive’s continued compliance with the provisions of Section 8 and subject to Executive’s execution (without revocation) of a release of claims (the form of which shall be that customarily provided by the Company to terminating employees), an amount equal to the sum of (x) twenty-four months’ Base Salary at the rate in effect immediately prior to the Date of Termination and (y) the product of (I) 2.0 and (II) the Target Bonus for the year in which the Date of Termination occurs, payable in equal monthly installments over the twenty-four (24)

6

month period commencing on such Date of Termination (the “Severance Period”); and

(C) continuation of health and welfare benefits (pursuant to the same benefit plans as in effect for active employees of the Company) until the earlier to occur of (x) twenty-four months from the Date of Termination and (y) the date on which Executive commences to be eligible for comparable coverage from any subsequent employer.

(iii) In the case of Executive’s termination of employment resulting from the non-renewal of the Initial Term of this Agreement (without replacement by new or amended agreement) upon notice given between March 31, 2012 and October 31, 2012 under Section 1 of this Agreement, in addition to the foregoing: (A) Executive shall be entitled to exercise his vested options for VHC Class A Common Stock (the “stock”) granted to Executive under the Plan through a net settlement exercise (pursuant to which Executive’s payment of the exercise price and taxes due in connection with the exercise will be paid by shares of stock underlying such options that otherwise would be issued as a result of the exercise, based on the fair market value of the shares at the time (as determined under the Equity Documents and the most recently available third party valuation of the stock obtained by Visant)) effective the Date of Termination. The resulting net number of shares of stock will be subject to a hold period of 6 months and 2 days from issuance (the day following the end of the hold period, the “date of repurchase”), at which date Visant will repurchase the shares at the fair market value of the shares as of the date of repurchase (as determined under the Equity Documents and the most recently available third party valuation of the stock obtained by Visant). (B) Any shares of the stock owned by Executive at the Date of Termination will be valued as of the Date of Termination based on the fair market value (as determined under the Equity Documents) of the stock as of the Date of Termination based on the most recently available third party valuation of the stock obtained by Visant, and tendered by Executive to Visant, which will repurchase the shares of stock as of the Date of Termination. The proceeds equal to the number of shares of stock owned by Executive and repurchased by Visant multiplied by the fair market value of a share of the stock will be paid to Executive in a lump sum on the thirtieth (30th) day following the second anniversary of the Date of Termination.

Following Executive’s termination of employment by the Company without Cause (including by virtue of the Company’s failure to renew the Employment Term at any time) or by Executive for Good Reason, except as set forth in this Section 7(c)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement or any other severance plan or arrangement of Visant or any of its subsidiaries.

d. Notice of Termination. Any purported termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 11(h)) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. For purposes of this Agreement, the “Date of Termination” shall mean the effective date of resignation or termination by the respective party;

7

provided, however, that (i) with respect to a termination for Cause by the Company, the Date of Termination shall not occur prior to the expiration of any applicable Cure Period, (ii) with respect to a resignation by Executive (other than in the case of Executive’s death or Disability), the Date of Termination shall not occur prior to the exhaustion of any notice period on the part of Executive required under Section 7, and subject to there being no cure by the Company prior to such date, in the case of a resignation for Good Reason and (iii) upon a nonrenewal of the Employment Term by either party, the date the Employment Term expires (inclusive of any extension of the Initial Term under the proviso in Section 1), and not the date of the notice itself, shall constitute the applicable Date of Termination.

e. Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the Date of Termination and to the extent applicable, from the Board (and any committees thereof) and the board of directors (and any committees thereof) of any of the Company’s Affiliates (as defined in the Plan).

8. Confidential Information; Covenant Not to Compete; Non-Solicit.

a. Executive acknowledges and recognizes the highly competitive nature of the business of Visant and its Affiliates and accordingly agrees as follows:

(i) In consideration of the Company entering into this Agreement with the Executive and without limitation of any prior agreement made with respect to confidentiality or other restrictive covenants made by Executive in the favor of VHC or any of its Affiliates prior to the date hereof, the Executive hereby agrees effective as of the date of the Executive’s commencement of employment with the Company or its subsidiaries, without the Company’s prior written consent, the Executive shall not, directly or indirectly, (x) at any time during or after the Executive’s employment with the Company or its subsidiaries, disclose any Confidential Information (as such term is defined in that certain Management Stockholder’s Agreement dated March 17, 2005 previously entered by Executive) pertaining to the business of the Company or any of its subsidiaries, except when required to perform his or her duties to the Company or one of its subsidiaries, by law or judicial process; or (y) at any time during the Executive’s employment with the Company or its subsidiaries and for a period of two years thereafter, directly or indirectly (A) act as a proprietor, investor, director, officer, employee, substantial stockholder, consultant, or partner in any business that directly or indirectly competes, at the relevant determination date, with the business of the Company in, (1) school photography services or school-related clothing, affinity products and services, including yearbooks, (2) memory books, (3) commercial printing and binding, (4) printing services to companies engaged in direct marketing, (5) fragrance, cosmetics and toiletries-related sampling or (6) single use packaging for fragrances, cosmetics and toiletries, in North America in the case of clauses (1) through (4) and in North America and Europe in the case of clauses (5) and (6), (B) solicit customers or clients of the Company or any of its subsidiaries to terminate their relationship with the Company or any of its subsidiaries or otherwise solicit such customers or clients to compete with any business of the Company or any of its subsidiaries or (C) solicit or offer employment to any person who has been employed by the Company or any of its subsidiaries at any time during the twelve (12) months immediately preceding the termination of the Executive’s employment. If the Executive is bound by any other agreement with the Company regarding the use or disclosure of Confidential Information, the provisions of this Agreement shall be read in such a

8

way as to further restrict and not to permit any more extensive use or disclosure of Confidential Information.

b. Notwithstanding clause (a) above, if at any time a court holds that the restrictions stated in such clause (a) are unreasonable or otherwise unenforceable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographic area determined to be reasonable under such circumstances by such court will be substituted for the stated period, scope or area. In the event that the provisions of this Section 8, or any portion thereof, should ever be adjudicated by a court of competent jurisdiction in proceedings to which Executive, Visant or any of its subsidiaries is a proper party to exceed the time or geographic or other limitations permitted by applicable law, then such provisions shall be deemed reformed to the maximum time or geographic or other limitations permitted by applicable law, as determined by such court in such action, the parties hereby acknowledging their desire that in such event such action be taken.

Because the Executive’s services are unique and because the Executive has had access to Confidential Information, the parties hereto agree that money damages will be an inadequate remedy for any breach of this Agreement. In the event of a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive relief in order to enforce, or prevent any violations of, the provisions hereof (without the posting of a bond or other security).

9. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 8 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

10. Arbitration. Except as provided in Section 9, any other dispute arising out of or asserting breach of this Agreement, or any statutory or common law claim by Executive relating to his employment under this Agreement or the termination thereof (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration before JAMS (fka Judicial Arbitration and Mediation Specialists) in accordance with JAMS’ Employment Arbitration Rules and Procedures. Such arbitration process shall take place in New York, New York. A court of competent jurisdiction may enter judgment upon the arbitrator’s award. Each party shall pay the costs and expenses of arbitration (including fees and disbursements of counsel) incurred by such party in connection with any dispute arising out of or asserting breach of this Agreement, provided that the arbitrator shall award the party prevailing on substantially all of the material elements of the dispute its reasonable attorney’s fees following the conclusion of the arbitration.

9

11. Miscellaneous.

a. Reserved.

b. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

c. Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto; provided, however, that the parties hereto acknowledge that an executive officer of VHC shall have the right, in his or her sole discretion, to reduce the scope of any covenant set forth in this Agreement or any portion thereof, effective as to Executive immediately upon receipt by Executive of written notice thereof from VHC.

d. No Waiver. No waiver of any of the provisions of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or be construed as a further, continuing or subsequent waiver of any such provision or as a waiver of any other provision of this Agreement. No failure to exercise and no delay in exercising any right, remedy or power hereunder will preclude any other or further exercise of any other right, remedy or power provided herein or by law or in equity.

e. Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

f. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee or other designee or, if there be no such devisee, legatee or designee, to Executive’s estate. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an Affiliate, and shall be assigned to any successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such Affiliate or successor person or entity. Further, the Company will require any successor (whether, direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets which is required by this Section 11(f) to assume and agree to perform this Agreement or which otherwise assumes and agrees to perform this

10

Agreement; provided, however, in the event that any successor, as described above, agrees to assume this Agreement in accordance with the preceding sentence, as of the date such successor so assumes this Agreement, the Company shall cease to be liable for any of the obligations contained in this Agreement.

g. Set Off; Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall not be subject to set-off, counterclaim or recoupment, other than amounts loaned or advanced to Executive by the Company or its Affiliates or otherwise as provided in Section 7(c)(ii)(C) hereof. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Executive’s other employment or otherwise.

h. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Jostens, Inc.

c/o Visant Corporation

357 Main Street

Armonk, New York 10504

Attention: General Counsel

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Andrea K. Wahlquist, Esq.

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Company.

With a copy to:

Wechsler & Cohen, LLP

17 State Street, 15th Floor

11

New York, New York 10004

Attention: David B. Wechsler, Esq.

i. Prior Agreements. This Agreement supercedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its Affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its Affiliates; provided, however, that the Equity Documents (as defined hereafter) shall govern the terms and conditions of Executive’s equity holdings in the Company and the terms and conditions thereof, and the Supplemental Executive Retirement Plan shall govern the terms and conditions of Executive’s benefits thereunder. For purposes of this Agreement, “Equity Documents” shall mean each of the Management Stockholder’s Agreement and the Sale Participation Agreement previously entered into by Executive, the Plan, the stock option agreements, the LTIP, that certain 2010 LTIP and any subsequent long-term incentive program under which Executive participates (and any award letter or agreement granted thereunder).

j. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder, but only to the extent the Company requests such cooperation with reasonable advance notice to Executive and in respect of such periods of time as shall not unreasonably interfere with Executive’s ability to perform his duties with any subsequent employer; provided, however, that without duplication of costs and expenses covered under Section 14, the Company shall pay any reasonable travel, lodging and other related out of pocket expenses that Executive may incur in connection with providing all such cooperation, to the extent approved by the Company prior to incurring such expenses.

k. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

l. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12. Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (a) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (b) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant

12

under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. For purposes of Section 409A, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Section 409A, and references herein to Executive’s “termination of employment” shall refer to Executive’s separation from service with the Company within the meaning of Section 409A of the Code. To the extent any reimbursements or in-kind benefits due under this Agreement constitute “deferred compensation” under Section 409A, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 12; provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect to thereto.

13. Signing Bonus. In consideration of Executive’s entry into this Agreement and his employment hereunder, the Company shall pay Executive a special bonus in the amount of $305,000 (gross) on March 12, 2012.

14. Indemnification. The Company agrees to indemnify and defend the Executive to the maximum extent and subject to the applicable terms, conditions, limitations and exclusions, as permitted by applicable law and by the applicable Certificate of Incorporation and by-laws (or the applicable equivalent governing documents) and directors’ and officers’ insurance, with respect to any and all claims which arise from or relate to Executive’s duties as an officer, member of a Board of Directors of the Company or any subsidiary (or equivalent governing entity) and employee of the Company, and duties performed in connection with the offices of the Company and its subsidiaries held by Executive, or as a fiduciary of any employee benefit plan or a similar capacity for which Executive performs services at Visant’s or the Company’s request.

[Signatures on next page.]

13

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

VISANT CORPORATION:		EXECUTIVE:

/s/ Timothy M. Larson
Timothy M. Larson

By:	/s/ Marc L. Reisch

JOSTENS, INC.:

By:	/s/ Marc L. Reisch

[signature page Amended and Restated Employment Agreement]

14

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Marc L. Reisch, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Visant Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2011	/s/ Marc L. Reisch
Marc L. Reisch
President and
Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Paul B. Carousso, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Visant Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2011	/s/ Paul B. Carousso
Paul B. Carousso
Senior Vice President, Chief Financial Officer (principal financial officer)

EXHIBIT 32.1

CERTIFICATION BY THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Visant Corporation (the “Company”) on Form 10-Q for the period ended October 1, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Marc L. Reisch, the President and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2011	/s/ Marc L. Reisch
Marc L. Reisch
President and Chief Executive Officer (principal executive officer)

EXHIBIT 32.2

CERTIFICATION BY THE PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Visant Corporation (the “Company”) on Form 10-Q for the period ended October 1, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Paul B. Carousso, Senior Vice President, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2011	/s/ Paul B. Carousso
Paul B. Carousso
Senior Vice President, Chief Financial Officer (principal financial officer)